BMO Financial Group Reports Third Quarter 2023 Results

REPORT TO SHAREHOLDERS

BMO’s Third Quarter 2023 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended July 31, 2023 is available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Financial Results Highlights

Third Quarter 2023 Compared with Third Quarter 2022:

•	Net income of $1,454 million, compared with $1,365 million; adjusted net income[1,3] of $2,037 million, compared with $2,132 million

•	Reported earnings per share (EPS)[2] of $1.97, compared with $1.95; adjusted EPS[1,2,3] of $2.78, compared with $3.09

•	Provision for credit losses (PCL) of $492 million, compared with $136 million

•	Return on equity (ROE) of 8.3%, compared with 8.8%; adjusted ROE[1,3] of 11.7%, compared with 13.8%

•	Common Equity Tier 1 (CET1) Ratio[4] of 12.3%, compared with 15.8%

Year-to-Date 2023 Compared with Year-to-Date 2022:

•	Net income of $2,760 million, compared with $9,054 million; adjusted net income[1,3] of $6,525 million, compared with $6,903 million

•	Reported EPS[2] of $3.60, compared with $13.45; adjusted EPS[1,2,3] of $8.93, compared with $10.20

•	PCL of $1,732 million, compared with $87 million; adjusted PCL[1,3] of $1,027 million, compared with $87 million

•	ROE of 5.1%, compared with 21.1%; adjusted ROE[1,3] of 12.6%, compared with 16.0%

Toronto, August 29, 2023 – For the third quarter ended July 31, 2023, BMO Financial Group recorded net income of $1,454 million or $1.97 per share on a reported basis, and net income of $2,037 million or $2.78 per share on an adjusted basis.

“We continue to deliver solid financial results reflecting the strength, diversity and active management of our businesses in an evolving environment. Record revenue in Canadian Personal and Commercial Banking and contribution from Bank of the West drove good pre-provision, pre-tax growth this quarter, and our capital and liquidity position remains strong,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We’re accelerating efficiency initiatives and remain focused on dynamically positioning the bank for long-term growth and sustained profitability through disciplined expense and risk management.

“We’re confident in the power of our integrated North American franchise and our strategy to help our clients make real financial progress. We were recently ranked first in customer satisfaction with online banking in the J.D. Power (5) 2023 Canada Online Banking Satisfaction Study, as well as being named by World Finance Magazine as the Best Private Bank, Commercial Bank, and Retail Bank in Canada and, for the first time, Best Private Bank and Commercial Bank in the United States. These recognitions are a testament to how BMO’s Digital First strategy and industry-leading experiences are exceeding customers’ evolving expectations and providing greater access to comprehensive one-client banking and investment products and services,” concluded Mr. White.

Concurrent with the release of results, BMO announced a fourth quarter 2023 dividend of $1.47 per common share, unchanged from the prior quarter and an increase of $0.08 or 6% from the prior year. The quarterly dividend of $1.47 per common share is equivalent to an annual dividend of $5.88 per common share.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed for all reported periods in the Non-GAAP and Other Financial Measures section. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)

Q3-2023 reported net income included acquisition and integration costs of $370 million ($497 million pre-tax), amortization of acquisition-related intangible assets of $85 million ($115 million pre-tax), and the impact of certain tax measures enacted by the Canadian government of $131 million ($160 million pre-tax). On a year-to-date basis, reported net income in the current year included a loss of $1,461 million ($2,011 million pre-tax) resulting from the impact of fair value management actions related to the acquisition of Bank of the West, acquisition and integration costs of $1,100 million ($1,463 million pre-tax), an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, $502 million related to certain enacted Canadian tax measures, amortization of acquisition-related intangibles assets of $176 million ($238 million pre-tax), and $9 million ($11 million pre-tax) of interest expense and legal fees related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

(4)	The CET1 Ratio is disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Capital Adequacy Requirements (CAR) Guideline.
(5)	For more information, refer to www.jdpower.com/business.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

BMO Financial Group Third Quarter Report 2023 1

Recent Acquisitions

On February 1, 2023, we completed the acquisition of Bank of the West and its subsidiaries from BNP Paribas for a cash purchase price of US$13.8 billion. Bank of the West provides a broad range of banking products and services, primarily in the Western and Midwestern parts of the United States. The acquisition strengthens our position in North America with increased scale and greater access to growth opportunities in strategic new markets. We expect to complete the conversion of the Bank of the West customer accounts and systems to our respective BMO platforms by early September 2023. The impact of the acquisition is reflected in our current quarter and year-to-date results as a business combination, with operating results primarily allocated to our U.S. P&C and BMO Wealth Management businesses based on Bank of the West’s client segmentation and allocation methodologies, which may change after conversion.

On closing, we recognized purchase accounting fair value marks on Bank of the West’s loans and deposits of $3.0 billion and discounts on securities of $3.5 billion on our balance sheet in accordance with International Financial Reporting Standards (IFRS). As previously disclosed, to manage the exposure to capital from changes in the fair value of the assets and liabilities of Bank of the West due to changes in interest rates between the announcement and closing of the acquisition, we entered into interest rate swaps that resulted in cumulative mark-to-market gains of $5.7 billion. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched duration U.S. treasuries and other balance sheet instruments. On closing, the swaps were unwound and replaced with hedges, which in effect crystallized the unrealized loss position on our balance sheet. Accretion of the fair value marks and securities discounts will increase net interest income, and the amortization of the fair value hedge will decrease net interest income over the remaining term of these instruments, both recorded in Corporate Services.

On June 1, 2023, we completed the acquisition of the AIR MILES Reward Program (AIR MILES) business of LoyaltyOne Co. for a cash purchase price of US$160 million. The AIR MILES business operates as a wholly-owned subsidiary of BMO. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Canadian P&C reporting segment.

For more information on the acquisition of Bank of the West and AIR MILES, refer to Note 12 of the unaudited interim consolidated financial statements.

Third Quarter 2023 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Adjusted results in the current quarter and the prior year excluded the following items:

•

Acquisition and integration costs of $370 million ($497 million pre-tax) in the current quarter and $62 million ($84 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $363 million ($487 million pre-tax) related to Bank of the West.

•

Amortization of acquisition-related intangibles assets of $85 million ($115 million pre-tax) in the current quarter and $5 million ($7 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $76 million ($102 million pre-tax) related to Bank of the West.

•

A charge of $131 million ($160 million pre-tax) related to tax measures enacted by the Canadian government that amended the GST/HST definition for financial services, comprising $138 million pre-tax recorded in non-interest revenue and $22 million pre-tax recorded in non-interest expense.

•

A net recovery of $3 million ($4 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising a $3 million pre-tax interest expense, net of a $7 million pre-tax adjustment to the provision recorded in non-interest expense.

•

A loss of $694 million ($945 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	Expenses of $6 million ($7 million pre-tax) in the prior year related to the sale of our EMEA and U.S. Asset Management business.

The inclusion of Bank of the West results in the current quarter decreased reported net income by $272 million, and increased adjusted net income by $167 million. Reported and adjusted results in the current quarter included severance costs of $162 million ($223 million pre-tax) associated with accelerating operational efficiencies across the enterprise, recorded in the respective operating groups, as well as legal provisions of $83 million (pre-tax and after-tax) recorded in BMO Capital Markets. The combined impact of the severance costs and legal provisions reduced EPS by $0.34 per share. Reported EPS was $1.97, an increase of $0.02, and adjusted EPS was $2.78, a decrease of $0.31, including the impact of common share issuances in the first quarter of 2023.

Reported net income increased 7% from the prior year, primarily due to the prior-year loss related to fair value management actions, partially offset by higher acquisition-related costs and the impact of Canadian tax measures noted above. Adjusted net income decreased 4%, with higher revenue more than offset by higher expenses and higher provisions for credit losses. Reported net income increased in BMO Capital Markets and decreased in Canadian P&C and BMO Wealth Management. U.S. P&C reported net income increased due to the impact of the stronger U.S. dollar and decreased in source currency. Corporate Services recorded a net loss on both a reported and an adjusted basis, compared with a reported net loss and adjusted net income in the prior year.

2 BMO Financial Group Third Quarter Report 2023

The impact of the acquisition of Bank of the West (BOTW) on our third quarter 2023 net income is reflected in the table below.

	Reported			Adjusted (1)
(Canadian $ in millions)	BMO ex. BOTW	BOTW	BMO	BMO ex. BOTW	BOTW	BMO

Q3-2023 Summary Income Statement

Net interest income	4,016	889	4,905	4,019	889	4,908
Non-interest revenue	2,862	162	3,024	3,000	162	3,162
Revenue	6,878	1,051	7,929	7,019	1,051	8,070
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	4	-	4	4	-	4
Revenue, net of CCPB	6,874	1,051	7,925	7,015	1,051	8,066
Provision for credit losses on impaired loans	313	20	333	313	20	333
Provision for credit losses on performing loans	81	78	159	81	78	159
Total provision for credit losses	394	98	492	394	98	492
Non-interest expense	4,300	1,338	5,638	4,262	749	5,011
Provision for (recovery of) income taxes	454	(113)	341	489	37	526
Net income (loss)	1,726	(272)	1,454	1,870	167	2,037

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, and adjusted results in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

Canadian P&C

Reported net income was $915 million, a decrease of $50 million or 5% from the prior year, and adjusted net income was $923 million, a decrease of $42 million or 4%. Results reflected a 10% increase in revenue due to higher net interest income, driven by balance growth and higher margins, and higher non-interest revenue, more than offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $576 million, an increase of $8 million or 1% from the prior year, and adjusted net income was $653 million, an increase of $84 million or 14%. The impact of the stronger U.S. dollar increased net income by 4% on a reported basis and 5% on an adjusted basis.

On a U.S. dollar basis, reported net income was $431 million, a decrease of $14 million or 3% from the prior year, and adjusted net income was $489 million, an increase of $43 million or 9% due to the inclusion of Bank of the West, partially offset by a decrease in underlying revenue, primarily due to lower non-interest revenue, higher expenses and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $303 million and adjusted net income was $304 million, both a decrease of $21 million or 7% from the prior year. Wealth and Asset Management reported net income was $222 million and adjusted net income was $223 million, both a decrease of $41 million or 16%, as the inclusion of Bank of the West and higher revenue from growth in client assets was more than offset by higher underlying expenses. Insurance net income was $81 million, an increase of $20 million or 34% from the prior year, primarily due to favourable market movements in the current year.

BMO Capital Markets

Reported net income was $310 million, an increase of $48 million or 18% from the prior year, and adjusted net income was $316 million, an increase of $50 million or 18%. Results reflected revenue growth of 17%, with higher revenue in both Global Markets and Investment and Corporate Banking partially offset by higher expenses and a higher provision for credit losses.

Corporate Services

Reported net loss was $650 million, compared with reported net loss of $754 million in the prior year, and adjusted net loss was $159 million, compared with adjusted net income of $7 million. Reported results decreased, primarily due to the adjusting items noted above. Adjusted results decreased due to lower revenue and higher expenses.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.3% as at July 31, 2023, an increase from 12.2% at the end of the second quarter of 2023, primarily due to internal capital generation, common shares issued under the dividend reinvestment and share purchase plan, and lower risk-weighted assets, partially offset by the acquisition of AIR MILES and acquisition and integration costs related to Bank of the West.

Credit Quality

Total provision for credit losses was $492 million, compared with a provision of $136 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 30 basis points, compared with 10 basis points in the prior year. The provision for credit losses on impaired loans was $333 million, an increase of $229 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 21 basis points, compared with 8 basis points in the prior year. The provision for credit losses on performing loans was $159 million, an increase of $127 million from the prior year. The $159 million provision for credit losses on performing loans in the current quarter primarily reflected portfolio credit migration. The $32 million provision for credit losses in the prior year reflected a deteriorating economic outlook and balance growth, largely offset by continued reduction in pandemic uncertainty and positive portfolio migration.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2022 Annual Report and Note 4 of our audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2022.

BMO Financial Group Third Quarter Report 2023 3

Supporting a Sustainable and Inclusive Future

BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider to create opportunities for our stakeholders and communities to make positive, sustainable change, because we believe that success can and must be mutual. In support of our customers, communities and employees, we:

•

Provided an innovative new Sustainability-Linked Deposit (SLD) product to Zurn Elkay Water Solutions, a leading engineered water solutions client, linking the interest paid on a deposit account to a client’s achievement of defined sustainability targets. This product is a unique addition to BMO’s suite of sustainable and liquidity management offerings and demonstrates our ambition to be our clients’ lead partner in the transition to a net-zero world.

•

Announced a strategic relationship with Immigrant Services Calgary to provide specialized guidance and resources to Canadian newcomers, with on-site support at the BMO branch located inside the Gateway Newcomer Centre.

•

Continued to drive progress for mental health treatment with a $2 million donation to The Royal Ottawa Health Care Group (The Royal) to support the newly-established BMO Innovative Clinic for Depression, providing increased treatment opportunities to people living with depression.

In addition, BMO’s leadership continues to be acknowledged, including:

•

Awarded #1 in Customer Satisfaction with Online Banking in the J.D. Power (1) 2023 Canada Online Banking Satisfaction Study, demonstrating our continued commitment to meeting our customers where they are with human and digital experiences that help them make real financial progress.

•

Received a top score on the Disability Equality Index (DEI) for the eighth consecutive year and was named among the Best Places to Work for Disability Inclusion by Disability:IN and The American Association of People with Disabilities (AAPD), a testament to our continued focus and progress to building an inclusive society for our employees and the communities we serve.

•

Included in Corporate Knights’ listing of Canada’s Best 50 Corporate Citizens with top-quartile scores in board gender diversity and executive racial diversity, the only Canadian bank named to this listing. In addition, we also received a top-quartile Sustainable Revenue score, reflecting our commitment to sustainable financing and responsible investing.

(1)	For more information, refer to www.jdpower.com/business.

Caution

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third-party websites mentioned herein, does not form part of this document.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

4 BMO Financial Group Third Quarter Report 2023

Enhanced Disclosure Task Force

Disclosures related to recommendations from the Financial Stability Board’s Enhanced Disclosure Task Force (EDTF) to provide high-quality, transparent risk disclosures are detailed in the index below, as presented in the 2022 Annual Report, the Third Quarter 2023 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRC). Information on BMO’s website, including information within the SFI or SRC is not and should not be considered incorporated by reference into our Third Quarter 2023 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2022 Annual Report	Q3 2023
			RTS	SFI	SRC
General	1. Present all risk-related information in each report, providing an index for easy navigation	73-113	6	Index	Index
	2. Define the bank’s risk terminology and risk measures and present key parameters used	83-113, 131-133	40-43	-	-
	3. Discuss top and emerging risks for the bank	73-75	8, 40	-	-
	4. Outline plans to meet new key regulatory ratios once the applicable rules are finalized	67	23	-	-
Risk Governance, Risk Management and Business Model	5. Summarize the bank’s risk management organization, processes, and key functions	77-82	-	-	-
	6. Describe the bank’s risk culture and procedures applied to support the culture	82	-	-	-
	7. Describe key risks that arise from the bank’s business model and activities	80	-	-	-
	8. Describe the use of stress testing within the bank’s risk governance and capital frameworks	81-82	-	-	-
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Provide minimum Pillar 1 capital requirements	66-68	-	-	3-4, 10
	10. Summarize information contained in the composition of capital templates and reconciliation of the accounting balance sheet to the regulatory balance sheet • A Main Features template can also be found on BMO’s website at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	68	24	-	3-5, 13-14
	11. Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital	-	-	-	6
	12. Discuss capital planning within a more general discussion of management’s strategic planning	65	-	-	-
	13. Provide granular information to explain how RWA relate to business activities	69	-	-	11
	14. Present a table showing the capital requirements for each method used for calculating RWA	69, 83-87	-	-	11-12, 18-38, 46-55
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	-	-	-	18-38, 40-43, 46-55
	16. Present a flow statement that reconciles movements in RWA by credit risk and market risk	-	-	-	39, 73
	17. Describe the bank’s Basel validation and back-testing process. Included in our SRC information is our estimated and actual loss parameter information	106-107	-	-	74
Liquidity	18. Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs	95-101	43	-	-
Funding	19. Summarize encumbered and unencumbered assets in a table by balance sheet category	97	44	36-37	-
	20. Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	102-103	48-49	-	-
	21. Discuss the bank’s sources of funding and describe the bank’s funding strategy	98-99	44-45	-	-
Market Risk	22. Provide a breakdown of balance sheet positions into trading and non-trading market risk measures	94	42	-	-
	23. Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures	90-94	42-43	-	-
	24. Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model	90-93, 106-107	-	-	-
	25. Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures	90-91	43	-	-
Credit Risk	26. Provide information about the bank’s credit risk profile	83-89, 155-161	18-20, 62-68	24-33	11-72
	27. Describe the bank’s policies related to impaired loans and renegotiated loans	156, 161	-	-	-
	28. Provide reconciliations of impaired loans and the allowance for credit losses	88, 159	20, 63-67	-	-
	29. Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions	83-84, 89	-	-	44-60
	30. Provide a discussion of credit risk mitigation	83-84, 167, 173, 204	-	-	17, 40-41, 56
Other Risks	31. Describe other risks and discuss how each is identified, governed, measured and managed	77-81, 104-113	-	-	-
	32. Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred	104-113	-	-	-

BMO Financial Group Third Quarter Report 2023 5

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at August 29, 2023. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2023, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2022, and the MD&A for fiscal 2022, contained in BMO’s 2022 Annual Report.

BMO’s 2022 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

7	Caution Regarding Forward-Looking Statements
8	Economic Developments and Outlook
9	Financial Highlights
10	Non-GAAP and Other Financial Measures
15	Foreign Exchange
15	Net Income
16	Revenue
18	Total Provision for Credit Losses
20	Impaired Loans
20	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities
20	Non-Interest Expense
21	Provision for Income Taxes
22	Balance Sheet
23	Capital Management
26	Review of Operating Groups’ Performance
	26	Personal and Commercial Banking (P&C)
		27	Canadian Personal and Commercial Banking (Canadian P&C)
		29	U.S. Personal and Commercial Banking (U.S. P&C)
	31	BMO Wealth Management
	32	BMO Capital Markets
	34	Corporate Services
36	Summary Quarterly Earnings Trends

37	Transactions with Related Parties
38	Off-Balance Sheet Arrangements
38	Accounting Policies and Critical Accounting Estimates and Judgments
	38	Allowance for Credit Losses
	38	Acquisition of Bank of the West – Valuation of Assets and Liabilities
39	Disclosure for Global Systemically Important Banks (G-SIB)
39	Future Changes in Accounting Policies
39	Other Regulatory Developments
40	Risk Management
	40	Top and Emerging Risks That May Affect Future Results
	41	Real Estate Secured Lending
	42	Market Risk
	43	Liquidity and Funding Risk
	45	Credit Ratings
	50	International Exposures
51	Glossary of Financial Terms
54	Interim Consolidated Financial Statements
	54	Consolidated Statement of Income
	55	Consolidated Statement of Comprehensive Income
	56	Consolidated Balance Sheet
	57	Consolidated Statement of Changes in Equity
	58	Consolidated Statement of Cash Flows
	59	Notes to Interim Consolidated Financial Statements
82	Investor and Media Information

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2023, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2023, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

6 BMO Financial Group Third Quarter Report 2023

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2023 and beyond, our strategies or future actions, our targets and commitments (including with respect to our Climate Ambition), expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies, plans for the combined operations of BMO and Bank of the West, the timing for converting Bank of the West customer accounts and systems onto our respective BMO platforms, and the financial, operational and capital impacts of the transaction, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “commit”, “target”, “may”, “schedule”, “forecast”, “outlook”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the impact of adverse developments affecting the U.S. and global banking industry, including the risk of bank failures and liquidity concerns, the heightening of economic and market volatility, and regulatory responses to such developments; the anticipated benefits from acquisitions, including Bank of the West, such as potential synergies, accretion to adjusted earnings per share (EPS), and operational efficiencies, are not realized; changes to our credit ratings; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; information, privacy and cybersecurity, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2022 Annual Report, as updated in the Economic Developments and Outlook section in our Third Quarter 2023 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2022 Annual Report, as updated in the Allowance for Credit Losses section in our Third Quarter 2023 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business.

In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group Third Quarter Report 2023 7

Economic Developments and Outlook (1)

Canada’s economy is expected to post modest growth of 1.6% in 2023 after expanding 3.4% in 2022. Although economic activity remained buoyant early this year, the expansion has moderated and is expected to stall around the end of the year due to high interest rates and weakening global demand. Real GDP growth should resume at a modest 0.8% rate in 2024, as interest rates begin to decline. Recent weaker job growth, together with rapid growth of the population and labour force, have lifted the unemployment rate by more than half a percentage point to 5.5% in July 2023 from a multi-decade low of 4.9% in mid-2022. The expected mild decline in economic activity is projected to raise the unemployment rate further to 6.1% in spring 2024, which should relieve wage and price pressures. The annual growth in the consumer price index has declined from a four-decade high of 8.1% in June 2022 to 3.3% in July 2023. Although inflation is projected to moderate further, it will likely remain above the Bank of Canada’s 2% target until late 2024, due to labour shortages. After remaining inactive for several months, the Bank of Canada resumed raising its policy rate two more times to 5.0% in the summer of 2023, in response to the resilient economy and persistent price pressure. However, with economic growth and inflation expected to slow, the central bank will likely remain on hold until the spring of 2024, before gradually lowering rates to more neutral levels below 3.0% by late 2025. Housing market activity turned higher in the first half of 2023 due to steadier mortgage rates and strong population growth, but sales will likely be restrained in the second half of the year by the recent rise in interest rates and challenging affordability. Industry-wide growth in residential mortgage balances has decelerated from more than 10% year-over-year in early 2022 to less than 4% in June 2023, and will likely moderate somewhat further amid muted housing market activity. Growth in consumer credit balances (excluding mortgages) has been restrained at under 3% year-over-year in recent months due to high interest rates and elevated household savings, and is expected to decelerate somewhat further as households curtail spending. Non-financial corporate credit growth, while remaining healthy, has also moderated amid higher interest rates, economic concerns, and elevated cash balances.

The U.S. economy is expected to register moderate growth of 2.2% in 2023, up slightly from the 2.1% pace in 2022, with resiliency in the first three quarters of the year expected to give way to slower activity at the turn of the year. High interest rates, tighter lending conditions and renewed student loan payments represent headwinds for spending, though activity remains supported by elevated household savings, continued strong demand for travel, entertainment and automobiles, and expansive fiscal policy. Housing market activity and prices have turned higher in recent months following a year-long decline, but sales are expected to remain stable in the second half of the year due to poor affordability and a slower economy. The unemployment rate is projected to rise from 3.5% in July 2023 to 4.4% in mid-2024, a rate that is still low by historical standards. Lower commodity prices and improved global supply chains have reduced annual growth in the consumer price index from 9.1% in June 2022 to 3.2% in July 2023. However, the rate of inflation is expected to decline more gradually in the year ahead due to excess demand pressure. The Federal Reserve held policy rates steady in June 2023 after 500 basis points of cumulative increases, but resumed raising rates in July 2023 to respond to ongoing inflation pressure and the resilient economy. However, we anticipate that policy rates will remain steady at around 5.4% until the summer of 2024, before returning to more neutral levels below 3.0% by late 2025. Earlier strong growth in industry-wide residential mortgage balances has softened considerably as a result of the weaker housing market and will likely moderate further given the subdued level of housing activity. Consumer credit growth has also decelerated and is expected to slow further amid elevated interest rates, higher unemployment and slower consumer spending growth. Non-financial corporate credit growth has moderated from its previously strong pace and will remain impeded by high interest rates, a weaker economy, and the drawing down of large deposit balances.

The economic outlook is subject to several risks that could lead to a more severe contraction of the North American economy. These include the persistence of high inflation leading to significant further increases in interest rates, potential renewed stress in the U.S. regional banking sector, an escalation of geopolitical risks, and an increase in trade tensions between the United States and China.

This Economic Developments and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

(1)	All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.

8 BMO Financial Group Third Quarter Report 2023

Financial Highlights

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022

Summary Income Statement (1)

Net interest income	4,905	4,814	4,197	13,740	12,118
Non-interest revenue	3,024	3,626	1,902	9,099	11,022
Revenue	7,929	8,440	6,099	22,839	23,140
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	4	591	413	1,788	(314)
Revenue, net of CCPB (2)	7,925	7,849	5,686	21,051	23,454
Provision for credit losses on impaired loans	333	243	104	772	310
Provision for (recovery of) credit losses on performing loans	159	780	32	960	(223)
Total provision for (recovery of) credit losses	492	1,023	136	1,732	87
Non-interest expense	5,638	5,573	3,859	15,632	11,418
Provision for income taxes	341	194	326	927	2,895
Net income	1,454	1,059	1,365	2,760	9,054
Net income attributable to non-controlling interest in subsidiaries	2	3	-	5	-
Net income attributable to bank shareholders	1,452	1,056	1,365	2,755	9,054
Dividends on preferred shares and distributions on other equity instruments	41	127	47	206	154
Net income available to common shareholders	1,411	929	1,318	2,549	8,900
Adjusted net income	2,037	2,216	2,132	6,525	6,903
Adjusted net income available to common shareholders	1,994	2,086	2,085	6,314	6,749

Common Share Data ($, except as noted) (1)

Basic earnings per share	1.97	1.31	1.96	3.61	13.49
Diluted earnings per share	1.97	1.30	1.95	3.60	13.45
Adjusted diluted earnings per share	2.78	2.93	3.09	8.93	10.20
Dividends declared per share	1.47	1.43	1.39	4.33	4.05
Book value per share	93.79	96.92	90.88	93.79	90.88
Closing share price	122.54	122.13	127.66	122.54	127.66
Number of common shares outstanding (in millions)
End of period	716.7	713.0	674.4	716.7	674.4
Average basic	715.4	711.6	673.3	706.0	659.9
Average diluted	716.4	712.8	674.8	707.3	661.7
Market capitalization ($ billions)	87.8	87.1	86.1	87.8	86.1
Dividend yield (%)	4.8	4.7	4.4	4.7	4.2
Dividend payout ratio (%)	74.6	109.4	71.1	119.9	30.0
Adjusted dividend payout ratio (%)	52.7	48.8	44.9	48.4	39.6

Financial Measures and Ratios (%) (1)

Return on equity	8.3	5.6	8.8	5.1	21.1
Adjusted return on equity	11.7	12.6	13.8	12.6	16.0
Return on tangible common equity	11.9	8.4	9.6	6.8	23.2
Adjusted return on tangible common equity	15.8	17.2	15.1	15.8	17.5
Efficiency ratio	71.1	66.0	63.3	68.4	49.3
Efficiency ratio, net of CCPB (2)	71.1	71.0	67.9	74.3	48.7
Adjusted efficiency ratio, net of CCPB (2)	62.1	60.2	56.7	59.9	55.4
Operating leverage	(16.1)	(59.4)	(24.2)	(38.2)	14.8
Operating leverage, net of CCPB (2)	(6.8)	(72.5)	(18.4)	(47.2)	24.0
Adjusted operating leverage, net of CCPB (2)	(11.6)	(9.8)	(1.9)	(9.5)	1.5
Net interest margin on average earning assets	1.68	1.69	1.71	1.62	1.68
Adjusted net interest margin on average earning assets	1.68	1.70	1.70	1.67	1.65
Effective tax rate	19.0	15.5	19.3	25.1	24.2
Adjusted effective tax rate	20.5	21.1	22.0	21.2	23.1
Total PCL-to-average net loans and acceptances	0.30	0.65	0.10	0.38	0.02
Adjusted PCL-to-average net loans and acceptances	0.30	0.20	0.10	0.22	0.02
PCL on impaired loans-to-average net loans and acceptances	0.21	0.16	0.08	0.17	0.08
Liquidity coverage ratio (LCR) (3)	131	129	129	131	129
Net stable funding ratio (NSFR) (3)	114	113	114	114	114

Balance Sheet and other information (as at, $ millions, except as noted)

Assets	1,248,554	1,250,891	1,068,338	1,248,554	1,068,338
Average earning assets	1,161,226	1,165,208	972,879	1,134,802	965,120
Gross loans and acceptances	643,911	648,716	537,829	643,911	537,829
Net loans and acceptances	640,391	645,366	535,417	640,391	535,417
Deposits	883,569	875,443	729,385	883,569	729,385
Common shareholders’ equity	67,215	69,108	61,286	67,215	61,286
Total risk weighted assets (4)	412,943	419,994	351,711	412,943	351,711
Assets under administration	774,760	792,536	711,508	774,760	711,508
Assets under management	340,184	338,172	310,469	340,184	310,469

Capital ratios (%) (4)

Common Equity Tier 1 Ratio	12.3	12.2	15.8	12.3	15.8
Tier 1 Capital Ratio	14.0	13.9	17.3	14.0	17.3
Total Capital Ratio	16.1	16.0	19.4	16.1	19.4
Leverage Ratio	4.2	4.2	5.3	4.2	5.3

Foreign Exchange Rates ($)

As at Canadian/U.S. dollar	1.3177	1.3538	1.2813	1.3177	1.2813
Average Canadian/U.S. dollar	1.3331	1.3564	1.2774	1.3439	1.2717

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, as well as reported ratios calculated net of CCPB and adjusted results, measures and ratios in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)

We present revenue, efficiency ratio and operating leverage on a basis that is net of CCPB, which reduces the variability in insurance revenue from changes in the fair value that are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. For further information, refer to the Insurance Claims, Commissions and Changes in Policy Benefits section.

(3)	LCR and NSFR are disclosed in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Liquidity Adequacy Requirements (LAR) Guideline, as applicable.
(4)	Capital ratios and risk-weighted assets are disclosed in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, as applicable.

BMO Financial Group Third Quarter Report 2023 9

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

For further information regarding the composition of non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Our non-GAAP measures broadly fall into the following categories:

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)

We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis. Measures and ratios presented on a basis net of CCPB are non-GAAP. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

10 BMO Financial Group Third Quarter Report 2023

Non-GAAP and Other Financial Measures

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022

Reported Results

Net interest income	4,905	4,814	4,197	13,740	12,118
Non-interest revenue	3,024	3,626	1,902	9,099	11,022
Revenue	7,929	8,440	6,099	22,839	23,140
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(4)	(591)	(413)	(1,788)	314
Revenue, net of CCPB	7,925	7,849	5,686	21,051	23,454
Provision for credit losses	(492)	(1,023)	(136)	(1,732)	(87)
Non-interest expense	(5,638)	(5,573)	(3,859)	(15,632)	(11,418)
Income before income taxes	1,795	1,253	1,691	3,687	11,949
Provision for income taxes	(341)	(194)	(326)	(927)	(2,895)
Net income	1,454	1,059	1,365	2,760	9,054
Diluted EPS ($)	1.97	1.30	1.95	3.60	13.45

Adjusting Items Impacting Revenue (Pre-tax)

Impact of divestitures (1)	-	-	-	-	(21)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	(945)	(2,011)	3,172
Legal provision (3)	(3)	(7)	-	(16)	-
Impact of Canadian tax measures (4)	(138)	-	-	(138)	-
Impact of adjusting items on revenue (pre-tax)	(141)	(7)	(945)	(2,165)	3,151

Adjusting Items Impacting Provision for Credit Losses (Pre-tax)

Initial provision for credit losses on purchased performing loans (pre-tax) (5)	-	(705)	-	(705)	-

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs (6)	(497)	(727)	(84)	(1,463)	(133)
Amortization of acquisition-related intangible assets (7)	(115)	(115)	(7)	(238)	(23)
Impact of divestitures (1)	-	-	(7)	-	(22)
Legal provision (3)	7	-	-	5	-
Impact of Canadian tax measures (4)	(22)	-	-	(22)	-
Impact of adjusting items on non-interest expense (pre-tax)	(627)	(842)	(98)	(1,718)	(178)
Impact of adjusting items on reported net income (pre-tax)	(768)	(1,554)	(1,043)	(4,588)	2,973

Adjusting Items Impacting Revenue (After-tax)

Impact of divestitures (1)	-	-	-	-	(23)
Management of fair value changes on the purchase of Bank of the West (2)	-	-	(694)	(1,461)	2,331
Legal provision (3)	(2)	(6)	-	(13)	-
Impact of Canadian tax measures (4)	(115)	-	-	(115)	-
Impact of adjusting items on revenue (after-tax)	(117)	(6)	(694)	(1,589)	2,308

Adjusting Items Impacting Provision for Credit Losses (After-tax)

Initial provision for credit losses on purchased performing loans (after-tax) (5)	-	(517)	-	(517)	-

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs (6)	(370)	(549)	(62)	(1,100)	(100)
Amortization of acquisition-related intangible assets (7)	(85)	(85)	(5)	(176)	(17)
Impact of divestitures (1)	-	-	(6)	-	(40)
Legal provision (3)	5	-	-	4	-
Impact of Canadian tax measures (4)	(16)	-	-	(16)	-
Impact of adjusting items on non-interest expense (after-tax)	(466)	(634)	(73)	(1,288)	(157)

Adjusting Items Impacting Provision for Income Taxes

Impact of Canadian tax measures (4)	-	-	-	(371)	-
Impact of adjusting items on reported net income (after-tax)	(583)	(1,157)	(767)	(3,765)	2,151
Impact on diluted EPS ($)	(0.81)	(1.63)	(1.14)	(5.33)	3.25

Adjusted Results

Net interest income	4,908	4,821	4,159	14,139	11,913
Non-interest revenue	3,162	3,626	2,885	10,865	8,076
Revenue	8,070	8,447	7,044	25,004	19,989
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(4)	(591)	(413)	(1,788)	314
Revenue, net of CCPB	8,066	7,856	6,631	23,216	20,303
Provision for credit losses	(492)	(318)	(136)	(1,027)	(87)
Non-interest expense	(5,011)	(4,731)	(3,761)	(13,914)	(11,240)
Income before income taxes	2,563	2,807	2,734	8,275	8,976
Provision for income taxes	(526)	(591)	(602)	(1,750)	(2,073)
Net income	2,037	2,216	2,132	6,525	6,903
Diluted EPS ($)	2.78	2.93	3.09	8.93	10.20

(1)

Reported net income included the impact of divestitures of our EMEA and U.S. Asset Management business. Q3-2022 included expenses of $6 million ($7 million pre-tax). Q2-2022 included a gain of $6 million ($8 million pre-tax) relating to the transfer of certain U.S. asset management clients recorded in revenue, and expenses of $15 million ($18 million pre-tax), both related to the sale of our EMEA Asset Management business. Q1-2022 included a $29 million (pre-tax and after-tax) loss relating to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business. These amounts were recorded in Corporate Services.

(2)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill. Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in trading revenue and $383 million of pre-tax losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income. Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market losses and $38 million pre-tax net interest income. Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million pre-tax net interest income. Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million pre-tax net interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Recent Acquisitions section.

(3)

Q3-2023 reported net income included a net recovery of $3 million ($4 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising a $3 million pre-tax interest expense, net of a $7 million pre-tax adjustment to the provision recorded in non-interest expense. Q2-2023 included a provision of $6 million ($7 million pre-tax). YTD-2023 included $9 million ($11 million pre-tax), comprising interest expense of $16 million pre-tax and a $5 million pre-tax recovery of non-interest expense, including legal fees of $2 million pre-tax. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(4)

Reported net income included the impact of certain tax measures enacted by the Canadian government. Q3-2023 included a charge of $131 million ($160 million pre-tax) related to the amended GST/HST definition for financial services, comprising $115 million ($138 million pre-tax) recorded in non-interest revenue and $16 million ($22 million pre-tax) recorded in non-interest expense. Q1-2023 included a one-time tax expense of $371 million comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement. These amounts were recorded in Corporate Services.

(5)

Q2-2023 reported net income included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio, recorded in Corporate Services.

BMO Financial Group Third Quarter Report 2023 11

(6)

Reported net income included acquisition and integration costs recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q3-2023 included $363 million ($487 million pre-tax), Q2-2023 included $545 million ($722 million pre-tax), Q1-2023 included $178 million ($235 million pre-tax), Q3-2022 included $61 million ($82 million pre-tax), Q2-2022 included $26 million ($35 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax). Costs related to the acquisitions of Radicle and Clearpool were recorded in BMO Capital Markets: Q3-2023 included $1 million ($2 million pre-tax), Q2-2023 included $2 million ($2 million pre-tax), Q1-2023 included $3 million ($4 million pre-tax), Q3-2022 included $1 million ($2 million pre-tax), Q2-2022 included $2 million ($2 million pre-tax) and Q1-2022 included $3 million ($4 million pre-tax). Costs related to the acquisition of AIR MILES were recorded in P&C Canada: Q3-2023 included $6 million ($8 million pre-tax) and Q2-2023 included $2 million ($3 million pre-tax).

(7)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group: Q3-2023 and Q2-2023 both included $85 million ($115 million pre-tax), Q1-2023 included $6 million ($8 million pre-tax), Q3-2022 included $5 million ($7 million pre-tax), and Q2-2022 and Q1-2022 both included $6 million ($8 million pre-tax).

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US $ in millions)

Q3-2023

Reported net income (loss)	915	576	1,491	303	310	(650)	1,454	364
Acquisition and integration costs	6	-	6	-	1	363	370	275
Amortization of acquisition-related intangible assets	2	77	79	1	5	-	85	60
Impact of Canadian tax measures	-	-	-	-	-	131	131	-
Legal provision	-	-	-	-	-	(3)	(3)	(2)
Adjusted net income (loss)	923	653	1,576	304	316	(159)	2,037	697

Q2-2023

Reported net income (loss)	861	789	1,650	284	380	(1,255)	1,059	(104)
Acquisition and integration costs	2	-	2	-	2	545	549	400
Amortization of acquisition-related intangible assets	1	77	78	1	6	-	85	61
Legal provision	-	-	-	-	-	6	6	4
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss)	864	866	1,730	285	388	(187)	2,216	740

Q3-2022

Reported net income (loss)	965	568	1,533	324	262	(754)	1,365	(28)
Acquisition and integration costs	-	-	-	-	1	61	62	49
Amortization of acquisition-related intangible assets	-	1	1	1	3	-	5	5
Impact of divestitures	-	-	-	-	-	6	6	-
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	694	694	545
Adjusted net income (loss)	965	569	1,534	325	266	7	2,132	571

YTD-2023

Reported net income (loss)	2,756	2,063	4,819	864	1,193	(4,116)	2,760	(298)
Acquisition and integration costs	8	-	8	-	6	1,086	1,100	807
Amortization of acquisition-related intangible assets	3	155	158	3	15	-	176	125
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	1,461	1,461	1,093
Legal provision	-	-	-	-	-	9	9	7
Impact of Canadian tax measures	-	-	-	-	-	502	502	-
Initial provision for credit losses on purchased performing loans	-	-	-	-	-	517	517	379
Adjusted net income (loss)	2,767	2,218	4,985	867	1,214	(541)	6,525	2,113

YTD-2022

Reported net income (loss)	2,909	1,837	4,746	953	1,415	1,940	9,054	3,773
Acquisition and integration costs	-	-	-	-	6	94	100	79
Amortization of acquisition-related intangible assets	1	3	4	3	10	-	17	13
Impact of divestitures	-	-	-	-	-	63	63	(42)
Management of fair value changes on the purchase of Bank of the West	-	-	-	-	-	(2,331)	(2,331)	(1,842)
Adjusted net income (loss)	2,910	1,840	4,750	956	1,431	(234)	6,903	1,981

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.

  Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

12 BMO Financial Group Third Quarter Report 2023

Net Revenue, Efficiency and Operating Leverage

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022

Reported
Net interest income	4,905	4,814	4,197	13,740	12,118
Non-interest revenue	3,024	3,626	1,902	9,099	11,022
Revenue	7,929	8,440	6,099	22,839	23,140
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	4	591	413	1,788	(314)
Non-interest revenue, net of CCPB	3,020	3,035	1,489	7,311	11,336
Revenue, net of CCPB	7,925	7,849	5,686	21,051	23,454
Non-interest expense	5,638	5,573	3,859	15,632	11,418
Efficiency ratio (%)	71.1	66.0	63.3	68.4	49.3
Efficiency ratio, net of CCPB (%)	71.1	71.0	67.9	74.3	48.7
Revenue growth (%)	30.0	(9.4)	(19.4)	(1.3)	12.3
Revenue growth, net of CCPB (%)	39.3	(22.5)	(13.6)	(10.3)	21.5
Non-interest expense growth (%)	46.1	50.0	4.8	36.9	(2.5)
Operating Leverage (%)	(16.1)	(59.4)	(24.2)	(38.2)	14.8
Operating Leverage, net of CCPB (%)	(6.8)	(72.5)	(18.4)	(47.2)	24.0

Adjusted (1)
Net interest income	4,908	4,821	4,159	14,139	11,913
Non-interest revenue	3,162	3,626	2,885	10,865	8,076
Revenue	8,070	8,447	7,044	25,004	19,989
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	4	591	413	1,788	(314)
Non-interest revenue, net of CCPB	3,158	3,035	2,472	9,077	8,390
Revenue, net of CCPB	8,066	7,856	6,631	23,216	20,303
Non-interest expense	5,011	4,731	3,761	13,914	11,240
Efficiency ratio (%)	62.1	56.0	53.4	55.6	56.2
Efficiency ratio, net of CCPB (%)	62.1	60.2	56.7	59.9	55.4
Revenue growth, net of CCPB (%)	21.6	19.7	0.8	14.3	5.3
Non-interest expense growth (%)	33.2	29.5	2.7	23.8	3.8
Operating Leverage, net of CCPB (%)	(11.6)	(9.8)	(1.9)	(9.5)	1.5

(1)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022
Reported net income	1,454	1,059	1,365	2,760	9,054
Net income attributable to non-controlling interest in subsidiaries	2	3	-	5	-
Net income attributable to bank shareholders	1,452	1,056	1,365	2,755	9,054
Dividends on preferred shares and distributions on other equity instruments	(41)	(127)	(47)	(206)	(154)
Net income available to common shareholders (A)	1,411	929	1,318	2,549	8,900
After-tax amortization of acquisition-related intangible assets	85	85	5	176	17
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	1,496	1,014	1,323	2,725	8,917
After-tax impact of other adjusting items (1)	498	1,072	762	3,589	(2,168)
Adjusted net income available to common shareholders (C)	1,994	2,086	2,085	6,314	6,749
Average common shareholders’ equity (D)	67,823	67,792	59,707	67,204	56,304
Return on equity (%) (= A/D) (2)	8.3	5.6	8.8	5.1	21.1
Adjusted return on equity (%) (= C/D) (2)	11.7	12.6	13.8	12.6	16.0
Average tangible common equity (E) (3)	49,915	49,818	54,846	53,579	51,437
Return on tangible common equity (%) (= B/E) (2)	11.9	8.4	9.6	6.8	23.2
Adjusted return on tangible common equity (%) (= C/E) (2)	15.8	17.2	15.1	15.8	17.5

(1)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.
(2)	Quarterly calculations are on an annualized basis.
(3)

Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $16,005 million in Q3-2023, $16,203 million in Q2-2023 and $4,981 million in Q3-2022; $12,456 million for YTD-2023 and $4,985 million for YTD-2022; acquisition-related intangible assets of $2,965 million in Q3-2023, $2,824 million in Q2-2023 and $126 million in Q3-2022; $1,959 million for YTD-2023 and $131 million for YTD-2022; net of related deferred tax liabilities of $1,062 million in Q3-2023, $1,053 million in Q2-2023 and $246 million in Q3-2022; $790 million for YTD-2023 and $249 million for YTD-2022.

BMO Financial Group Third Quarter Report 2023 13

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of 2023, our capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in 2022 to reflect increased capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies annually.

Return on Equity by Operating Segment (1)

	Q3-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income available to common shareholders	904	562	1,466	301	302	(658)	1,411	354
Total average common equity (1)	14,048	31,992	46,040	6,702	11,727	3,354	67,823	30,670
Return on equity (%)	25.6	7.0	12.6	17.8	10.2	na	8.3	4.6

Adjusted (3)

Net income available to common shareholders	912	639	1,551	302	308	(167)	1,994	687
Total average common equity (1)	14,048	31,992	46,040	6,702	11,727	3,354	67,823	30,670
Return on equity (%)	25.8	7.9	13.4	17.8	10.4	na	11.7	8.9

	Q2-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income available to common shareholders	852	776	1,628	282	372	(1,353)	929	(113)
Total average common equity	13,895	33,007	46,902	6,477	11,509	2,904	67,792	30,896
Return on equity (%)	25.1	9.6	14.2	17.8	13.3	na	5.6	(1.5)

Adjusted (3)

Net income available to common shareholders	855	853	1,708	283	380	(285)	2,086	731
Total average common equity	13,895	33,007	46,902	6,477	11,509	2,904	67,792	30,896
Return on equity (%)	25.2	10.6	14.9	17.9	13.6	na	12.6	9.7

	Q3-2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income available to common shareholders	954	562	1,516	322	252	(772)	1,318	(35)
Total average common equity	11,842	13,460	25,302	5,257	11,734	17,414	59,707	16,959
Return on equity (%)	32.0	16.5	23.8	24.3	8.5	na	8.8	(0.8)

Adjusted (3)

Net income available to common shareholders	954	563	1,517	323	256	(11)	2,085	564
Total average common equity	11,842	13,460	25,302	5,257	11,734	17,414	59,707	16,959
Return on equity (%)	32.0	16.6	23.8	24.4	8.7	na	13.8	13.2

	YTD-2023
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income available to common shareholders	2,726	2,028	4,754	858	1,168	(4,231)	2,549	(323)
Total average common equity (1)	13,494	26,341	39,835	6,273	11,784	9,312	67,204	26,109
Return on equity (%)	27.0	10.3	16.0	18.3	13.3	na	5.1	(1.7)

Adjusted (3)

Net income available to common shareholders	2,737	2,183	4,920	861	1,189	(656)	6,314	2,088
Total average common equity (1)	13,494	26,341	39,835	6,273	11,784	9,312	67,204	26,109
Return on equity (%)	27.1	11.1	16.5	18.4	13.5	na	12.6	10.7

	YTD-2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (2) (US $ in millions)

Reported

Net income available to common shareholders	2,877	1,811	4,688	947	1,386	1,879	8,900	3,752
Total average common equity	11,652	13,624	25,276	5,243	11,358	14,427	56,304	17,018
Return on equity (%)	33.0	17.8	24.8	24.2	16.3	na	21.1	29.5

Adjusted (3)

Net income available to common shareholders	2,878	1,814	4,692	950	1,402	(295)	6,749	1,960
Total average common equity	11,652	13,624	25,276	5,243	11,358	14,427	56,304	17,018
Return on equity (%)	33.0	17.8	24.8	24.2	16.5	na	16.0	15.4

(1)

Return on equity is based on allocated capital. In Q2-2023, following the closing of the Bank of the West acquisition, capital was allocated from Corporate Services to U.S. P&C and BMO Wealth Management. For further information, refer to the How BMO Reports Operating Group Results section.

(2)	U.S. segment reported and adjusted results comprise net income and allocated capital recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(3)	Refer to footnotes (1) to (7) in the Non-GAAP and Other Financial Measures table for details on adjusting items.

  na – not applicable

14 BMO Financial Group Third Quarter Report 2023

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars increased relative to the third quarter of 2022 and decreased relative to the second quarter of 2023, due to changes in the Canadian/U.S. dollar exchange rate. The exchange rate for YTD-2023 increased relative to YTD-2022. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2023 and 2022. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Refer to the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q3-2023		YTD-2023
(Canadian $ in millions, except as noted)	vs. Q3-2022	vs. Q2-2023	vs. YTD-2022
Canadian/U.S. dollar exchange rate (average)
Current period	1.3331	1.3331	1.3439
Prior period	1.2774	1.3564	1.2717

Effects on U.S. segment reported results

Increased (Decreased) net interest income	74	(45)	280
Increased (Decreased) non-interest revenue	(13)	(17)	311
Increased (Decreased) total revenue	61	(62)	591
Decreased (Increased) provision for credit losses	(3)	13	5
Decreased (Increased) non-interest expense	(62)	53	(234)
Decreased (Increased) provision for income taxes	2	(2)	(90)
Increased (Decreased) net income	(2)	2	272
Impact on earnings per share ($)	-	-	0.41

Effects on U.S. segment adjusted results

Increased (Decreased) net interest income	72	(45)	268
Increased (Decreased) non-interest revenue	30	(17)	141
Increased (Decreased) total revenue	102	(62)	409
Decreased (Increased) provision for credit losses	(3)	1	5
Decreased (Increased) non-interest expense	(58)	39	(229)
Decreased (Increased) provision for income taxes	(9)	5	(42)
Increased (Decreased) net income	32	(17)	143
Impact on adjusted earnings per share ($)	0.05	(0.02)	0.21

  Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

Net Income

Q3 2023 vs. Q3 2022

Reported net income was $1,454 million, an increase of $89 million or 7% from the prior year, and adjusted net income was $2,037 million, a decrease of $95 million or 4%. The inclusion of Bank of the West results in the current quarter decreased reported net income by $272 million, and increased adjusted net income by $167 million. Reported and adjusted results in the current quarter included severance costs of $162 million ($223 million pre-tax) associated with accelerating operational efficiencies across the enterprise, recorded in the respective operating groups, as well as legal provisions of $83 million (pre-tax and after-tax) recorded in BMO Capital Markets. The combined impact of the severance costs and legal provisions reduced EPS by $0.34 per share. Reported EPS was $1.97, an increase of $0.02, and adjusted EPS was $2.78, a decrease of $0.31, including the impact of common share issuances in the first quarter of 2023.

Adjusted results in the current quarter and the prior year excluded the following items:

•

Acquisition and integration costs of $370 million ($497 million pre-tax) in the current quarter and $62 million ($84 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $363 million ($487 million pre-tax) related to Bank of the West.

•

Amortization of acquisition-related intangibles assets of $85 million ($115 million pre-tax) in the current quarter and $5 million ($7 million pre-tax) in the prior year, recorded in non-interest expense. The current quarter included $76 million ($102 million pre-tax) related to Bank of the West.

•

A charge of $131 million ($160 million pre-tax) related to tax measures enacted by the Canadian government that amended the GST/HST definition for financial services, comprising $138 million pre-tax recorded in non-interest revenue and $22 million pre-tax recorded in non-interest expense.

•

A net recovery of $3 million ($4 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising a $3 million pre-tax interest expense, net of a $7 million pre-tax adjustment to the provision recorded in non-interest expense.

•

A loss of $694 million ($945 million pre-tax) in the prior year related to the management of the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill.

•	Expenses of $6 million ($7 million pre-tax) in the prior year related to the sale of our EMEA and U.S. Asset Management business.

BMO Financial Group Third Quarter Report 2023 15

Reported net income increased 7% from the prior year, primarily due to the prior-year loss related to fair value management actions, partially offset by higher acquisition-related costs and the impact of tax measures noted above. Adjusted net income decreased 4%, with higher revenue more than offset by higher expenses and higher provisions for credit losses. Reported net income increased in BMO Capital Markets and decreased in Canadian P&C and BMO Wealth Management. U.S. P&C reported net income increased due to the impact of the stronger U.S. dollar, and decreased in source currency. Corporate Services recorded a net loss on both a reported and an adjusted basis, compared with net income in the prior year.

Q3 2023 vs. Q2 2023

Reported net income increased $395 million or 37% from the prior quarter, and adjusted net income decreased $179 million or 8%. Reported EPS increased $0.67 from the prior quarter, and adjusted EPS decreased $0.15.

Adjusted results in the current quarter excluded the items noted above and adjusted results in the prior quarter excluded the following items:

•	Initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio.

•	Acquisition and integration costs of $549 million ($727 million pre-tax).

•	Amortization of acquisition-related intangibles assets of $85 million ($115 million pre-tax).

•	A legal provision of $6 million ($7 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in interest expense.

The increase in reported net income was primarily due to the prior-quarter initial provision for credit losses noted above and lower acquisition-related costs, partially offset by the impact of certain tax measures in the current quarter. The decrease in adjusted net income reflected higher expenses, primarily due to severance and higher provisions for credit losses, partially offset by higher revenue. Reported net income increased in Canadian P&C and in BMO Wealth Management, and decreased in U.S. P&C and BMO Capital Markets. Corporate Services recorded a lower net loss on both a reported and an adjusted basis, compared with the prior quarter.

Q3 YTD 2023 vs. Q3 YTD 2022

Reported net income was $2,760 million, compared with $9,054 million in the prior year, and adjusted net income was $6,525 million, a decrease of $378 million or 5%. Reported EPS was $3.60, a decrease of $9.85 from the prior year, and adjusted EPS was $8.93, a decrease of $1.27.

Reported net income decreased from the prior year, primarily due to lower revenue from fair value management actions, higher acquisition and integration-related costs, the initial provision for credit losses on the purchased Bank of the West performing loan portfolio, and the impact of certain tax measures enacted by the Canadian government. Adjusted net income decreased, as the inclusion of Bank of the West and higher underlying revenue was offset by higher provisions for credit losses and higher underlying expenses, including higher severance and legal provisions. Reported net income increased in U.S. P&C and decreased in BMO Capital Markets, Canadian P&C and BMO Wealth Management. On a reported basis, Corporate Services recorded a net loss compared with net income in the prior year, primarily due to the items noted above. On an adjusted basis, Corporate Services recorded a higher net loss.

For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the Non-GAAP and Other Financial Measures section.

Revenue

Q3 2023 vs. Q3 2022

Reported revenue was $7,929 million, an increase of $1,830 million or 30% from the prior year. Reported revenue, net of CCPB, was $7,925 million, an increase of $2,239 million or 39%, and adjusted net revenue was $8,066 million, an increase of $1,435 million or 22%. Adjusted net revenue in the current quarter excluded the impact of certain tax measures enacted by the Canadian government and the prior year excluded a loss related to fair value management actions. The impact of the stronger U.S. dollar increased net revenue by 1% on a reported basis and 2% on an adjusted basis. Bank of the West contributed $1,051 million to revenue in the current quarter.

The increase in reported results primarily reflected the items noted above. On an adjusted basis, net revenue increased across all our operating groups, including the addition of Bank of the West and AIR MILES. Revenue in Corporate Services increased on a reported basis and decreased on an adjusted basis.

Reported net interest income was $4,905 million, an increase of $708 million or 17% from the prior year, and adjusted net interest income was $4,908 million, an increase of $749 million or 18%. Adjusted results excluded interest expense of $3 million related to the legal provision in the current quarter and revenue of $38 million related to fair value management actions in the prior year. The increase in net interest income was driven by the inclusion of Bank of the West and increases in our P&C businesses due to balance growth and higher margins, partially offset by a decrease in trading net interest income, lower net interest income in Corporate Services and the impact of risk transfer transactions. Trading-related net interest income was $160 million, a decrease of $190 million that was partially offset in trading non-interest revenue.

Average earning assets were $1,161.2 billion, an increase of $188.3 billion or 19%, primarily due to the inclusion of Bank of the West, loan growth, higher liquidity requirements in Corporate Services and the impact of the stronger U.S. dollar.

BMO’s overall reported net interest margin of 1.68% decreased 3 basis points. Adjusted net interest margin excluding trading-related net interest income and earning assets was 1.90%, an increase of 7 basis points, primarily due to the impact of Bank of the West and higher margins in our P&C businesses, partially offset by lower net interest income and higher low-yielding assets in Corporate Services.

Reported non-interest revenue was $3,024 million, an increase of $1,122 million from the prior year, and reported non-interest revenue, net of CCPB, was $3,020 million, an increase of $1,531 million. Results reflected the impact of fair value management actions in the prior year, partially offset

16 BMO Financial Group Third Quarter Report 2023

by the impact of Canadian tax measures noted above. Adjusted non-interest revenue, net of CCPB, was $3,158 million, an increase of $686 million or 28% from the prior year, primarily due to higher trading revenue, the inclusion of Bank of the West and AIR MILES, higher card fee revenue, higher underwriting and advisory revenue, and the impact of the stronger U.S. dollar, partially offset by lower securities gains, other than trading.

Gross insurance revenue was $166 million, a decrease of $376 million from the prior year, primarily due to changes in the fair value of investments. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in policy benefit liabilities, which are discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Q3 2023 vs. Q2 2023

Reported revenue decreased $511 million or 6% from the prior quarter. Reported revenue, net of CCPB increased $76 million or 1%. Adjusted net revenue increased $210 million or 3%. Results were impacted by three additional days in the current quarter. Reported net revenue increased in Canadian P&C and BMO Wealth Management, and decreased in U.S. P&C and BMO Capital Markets. Revenue in Corporate Services increased on both a reported basis and an adjusted basis.

Reported net interest income increased $91 million or 2% from the prior quarter, and adjusted net interest income increased $87 million or 2%. Net interest income increased, primarily due to three additional days in the current quarter, partially offset by lower trading-related net interest income. Trading-related net interest income decreased $82 million.

Average earning assets decreased $4.0 billion, primarily due to the impact of the weaker U.S. dollar.

BMO’s overall reported net interest margin decreased 1 basis point. Adjusted net interest margin excluding trading-related net interest income and earning assets increased 2 basis points, primarily due to higher margins in BMO Capital Markets and Canadian P&C, and higher net interest income in Corporate Services, partially offset by lower margins in U.S. P&C.

Reported non-interest revenue decreased $602 million from the prior quarter, and reported non-interest revenue, net of CCPB, decreased $15 million, primarily due to the impact of Canadian tax measures noted above. Adjusted non-interest revenue, net of CCPB, increased $123 million or 4% from the prior quarter, primarily due to higher trading revenue and the inclusion of AIR MILES.

Gross insurance revenue decreased $560 million from the prior quarter, due to lower premiums associated with a change in our longevity portfolios and changes in the fair value of investments, partially offset by higher annuity premiums. These changes were largely offset in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

Q3 YTD 2023 vs. Q3 YTD 2022

Total reported revenue was $22,839 million, a decrease of $301 million or 1% from the prior year, and reported revenue, net of CCPB, was $21,051 million, a decrease of $2,403 million or 10%. Adjusted net revenue was $23,216 million, an increase of $2,913 million or 14%. The impact of the stronger U.S. dollar increased revenue by 2%.

The decrease in reported net revenue reflected the impact of fair value management actions and the impact of certain tax measures enacted by the Canadian government noted above. On an adjusted basis, net revenue increased across all our operating groups, including the addition of Bank of the West and AIR MILES. Revenue in Corporate Services decreased on both a reported and an adjusted basis from the prior year.

Reported net interest income was $13,740 million, an increase of $1,622 million or 13% from the prior year, and adjusted net interest income was $14,139 million, an increase of $2,226 million or 19%. Adjusted results excluded interest expense of $16 million related to the legal provision and a loss of $383 million related to fair value management actions in the current year, compared with revenue of $205 million in the prior year. Net interest income increased across all operating groups due to balance growth and higher net interest margins, including the impact from Bank of the West, partially offset by a decrease in trading-related net interest income, lower net interest income in Corporate Services and the impact of risk transfer transactions. Trading-related net interest income was $687 million, a decrease of $634 million that was partially offset in trading non-interest revenue.

Average earning assets were $1,134.8 billion, an increase of $169.7 billion or 18%, primarily due to the Bank of the West acquisition, loan growth, the impact of higher liquidity requirements in Corporate Services and the impact of the stronger U.S. dollar.

BMO’s overall reported net interest margin of 1.62% decreased 6 basis points from the prior year, primarily due to lower trading-related net interest income and the impact of adjusting items noted above. Adjusted net interest margin excluding trading-related net interest income and earning assets was 1.86%, an increase of 11 basis points, primarily due to higher margins in our P&C businesses and the impact of Bank of the West, partially offset by higher low-yielding assets and lower net interest income in Corporate Services.

Reported non-interest revenue was $9,099 million, a decrease of $1,923 million from $11,022 million in the prior year, and reported non-interest revenue, net of CCPB, was $7,311 million, a decrease of $4,025 million from $11,336 million, primarily due to the impact of fair value management actions noted above. Adjusted non-interest revenue, net of CCPB, was $9,077 million, an increase of $687 million or 8% from the prior year, due to higher trading revenue, the inclusion of Bank of the West and AIR MILES, higher card-related revenue and the impact of the stronger U.S. dollar, partially offset by lower underwriting and advisory revenue and lower securities gains, other than trading.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Gross insurance revenue was $2,223 million, compared with $61 million in the prior year, primarily due to changes in the fair value of investments and higher annuity sales. The increase in insurance revenue was largely offset by changes in CCPB, as discussed in the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.

For further information on non-GAAP amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Third Quarter Report 2023 17

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	Q3-2023	Q2-2023	Q3-2022	Q3-2023	Q2-2023	Q3-2022
Canadian P&C	2,129	1,983	1,938	305,354	301,268	282,781	277	270	272
U.S. P&C	2,066	2,156	1,278	215,960	223,100	137,169	380	396	370
Personal and Commercial Banking (P&C)	4,195	4,139	3,216	521,314	524,368	419,950	319	324	304
All other operating groups and Corporate Services (4)	710	675	981	639,912	640,840	552,929	na	na	na
Total reported	4,905	4,814	4,197	1,161,226	1,165,208	972,879	168	169	171
Total adjusted	4,908	4,821	4,159	1,161,226	1,165,208	972,879	168	170	170
Trading net interest income and earning assets	160	242	350	170,807	164,956	148,990	na	na	na
Total reported excluding trading net interest income and earning assets	4,745	4,572	3,847	990,419	1,000,252	823,889	190	188	185
Total adjusted excluding trading net interest income and earning assets	4,748	4,579	3,809	990,419	1,000,252	823,889	190	188	183
U.S. P&C (US$ in millions)	1,550	1,589	1,001	161,991	164,475	107,372	380	396	370

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
(Canadian $ in millions, except as noted)	YTD-2023		YTD-2022	YTD-2023		YTD-2022	YTD-2023		YTD-2022
Canadian P&C	6,142		5,488	301,594		273,270	272		269
U.S. P&C	5,711		3,575	196,237		134,175	389		356
Personal and Commercial Banking (P&C)	11,853		9,063	497,831		407,445	318		297
All other operating groups and Corporate Services (4)	1,887		3,055	636,971		557,675	na		na
Total reported	13,740		12,118	1,134,802		965,120	162		168
Total adjusted	14,139		11,913	1,134,802		965,120	167		165
Trading net interest income and trading assets	687		1,321	166,048		154,940	na		na
Total excluding trading net interest income and trading assets	13,053		10,797	968,754		810,180	180		178
Total adjusted excluding trading net interest income and trading assets	13,452		10,592	968,754		810,180	186		175
U.S. P&C (US$ in millions)	4,248		2,811	145,991		105,507	389		356

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Group Results section.
(3)

Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period.

(4)	For further information on net interest income for these other operating groups and Corporate Services, refer to the Review of Operating Groups’ Performance section.

  na – not applicable

Total Provision for Credit Losses

Q3 2023 vs. Q3 2022

Total provision for credit losses was $492 million, compared with total provision for credit losses of $136 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 30 basis points, compared with 10 basis points in the prior year.

The provision for credit losses on impaired loans was $333 million, an increase of $229 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 21 basis points, compared with 8 basis points in the prior year.

The provision for credit losses on performing loans was $159 million, an increase of $127 million from the prior year. The $159 million provision for credit losses on performing loans in the current quarter primarily reflected portfolio credit migration. The $32 million provision for credit losses in the prior year reflected a deteriorating economic outlook and balance growth, largely offset by continued reduction in pandemic uncertainty and positive portfolio migration.

Q3 2023 vs. Q2 2023

Total reported provision for credit losses decreased $531 million from the prior quarter and total adjusted provision increased $174 million. Adjusted provision for credit losses in the prior quarter excluded the initial provision on the purchased Bank of the West performing loan portfolio of $705 million. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 30 basis points on a reported and an adjusted basis, compared with 65 basis points on a reported basis and 20 basis points on an adjusted basis in the prior quarter.

The provision for credit losses on impaired loans increased $90 million from the prior quarter. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 21 basis points, compared with 16 basis points in the prior quarter.

The provision for credit losses on performing loans was $159 million on a reported and an adjusted basis, compared with $780 million on a reported basis and $75 million on an adjusted basis in the prior quarter. On an adjusted basis, the $75 million provision for credit losses on performing loans in the prior quarter reflected portfolio credit migration, model changes and economic uncertainty, partially offset by a modest improvement in macro-economic variables, including the continued benefit from risk transfer transactions.

18 BMO Financial Group Third Quarter Report 2023

Q3 YTD 2023 vs. Q3 YTD 2022

Total reported provision for credit losses was $1,732 million and total adjusted provision for credit losses was $1,027 million, compared with a reported and an adjusted provision for credit losses of $87 million in the prior year. The total provision for credit losses ratio was 38 basis points on a reported basis and 22 basis points on an adjusted basis, compared with a total provision of credit losses ratio of 2 basis points on both a reported and an adjusted basis in the prior year.

The provision for credit losses on impaired loans was $772 million, an increase of $462 million from the prior year. The provision for credit losses on impaired loans ratio was 17 basis points, compared with 8 basis points in the prior year.

The provision for credit losses on performing loans was $960 million on a reported basis, including the initial provision related to Bank of the West, and $255 million on an adjusted basis, compared with a reported and adjusted recovery of $223 million in the prior year. On an adjusted basis, the $255 million provision for credit losses on performing loans in the current year primarily reflected portfolio credit migration, economic uncertainty and growth in certain portfolios, partially offset by a modest improvement in macroeconomic variables and benefits from risk transfer transactions. The $223 million recovery in the prior year largely reflected reduced uncertainty as a result of the improving pandemic environment and portfolio credit improvement, partially offset by a deteriorating economic outlook, balance growth and adoption of a higher adverse scenario weight during the second quarter of 2022.

For further information on non-GAAP amounts, measures and ratios in this Total Provision for Credit Losses section, refer to the Non-GAAP and Other Financial Measures section.

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank

Q3-2023

Provision for (recovery of) credit losses on impaired loans	209	119	328	1	1	3	333
Provision for (recovery of) credit losses on performing loans	60	84	144	6	9	-	159
Total provision for (recovery of) credit losses	269	203	472	7	10	3	492

Q2-2023

Provision for (recovery of) credit losses on impaired loans	173	66	239	1	-	3	243
Provision for (recovery of) credit losses on performing loans	55	3	58	3	17	702	780

Total provision for (recovery of) credit losses	228	69	297	4	17	705	1,023
Initial provision for credit losses on purchased performing loans (1)	-	-	-	-	-	(705)	(705)
Adjusted total provision for credit losses (1) (2)	228	69	297	4	17	-	318

Q3-2022

Provision for (recovery of) credit losses on impaired loans	104	22	126	2	(22)	(2)	104
Provision for (recovery of) credit losses on performing loans	(15)	46	31	(12)	15	(2)	32
Total provision for (recovery of) credit losses	89	68	157	(10)	(7)	(4)	136

YTD-2023

Provision for (recovery of) credit losses on impaired loans	536	233	769	3	(2)	2	772
Provision for (recovery of) credit losses on performing loans	125	101	226	14	19	701	960

Total provision for (recovery of) credit losses	661	334	995	17	17	703	1,732
Initial provision for credit losses on purchased performing loans (1)	-	-	-	-	-	(705)	(705)
Adjusted total provision for credit losses (1) (2)	661	334	995	17	17	(2)	1,027

YTD-2022

Provision for (recovery of) credit losses on impaired loans	290	60	350	2	(37)	(5)	310
Provision for (recovery of) credit losses on performing loans	(123)	(105)	(228)	(7)	12	-	(223)
Total provision for (recovery of) credit losses	167	(45)	122	(5)	(25)	(5)	87

(1)	Q2-2023 reported net income included a $705 million provision for credit losses on performing loans related to the acquired Bank of the West performing loan portfolio.
(2)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, and adjusted results in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

Provision for Credit Losses Performance Ratios

	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022
Total PCL-to-average net loans and acceptances (annualized) (%)	0.30	0.65	0.10	0.38	0.02
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.21	0.16	0.08	0.17	0.08

BMO Financial Group Third Quarter Report 2023 19

Impaired Loans

Total gross impaired loans (GIL) were $2,844 million, compared with $1,954 million in the prior year, with the largest increases in impaired loans attributable to retail trade, consumer loans, commercial real estate and wholesale trade. GIL increased $186 million from $2,658 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $917 million, compared with $341 million in the prior year and $843 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) and Acceptances

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022
GIL, beginning of period	2,658	2,027	2,123	1,991	2,169
Classified as impaired during the period	917	843	341	2,281	1,136
Purchased credit impaired during the period	-	415	-	415	-
Transferred to not impaired during the period	(120)	(101)	(162)	(361)	(428)
Net repayments	(384)	(397)	(220)	(966)	(667)
Amounts written-off	(190)	(151)	(93)	(482)	(245)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	-	-	(34)	-	(45)
Foreign exchange and other movements	(37)	22	(1)	(34)	34
GIL, end of period	2,844	2,658	1,954	2,844	1,954
GIL to gross loans and acceptances (%)	0.44	0.41	0.36	0.44	0.36

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) in the current quarter were $4 million, a decrease of $409 million from the prior year. Results decreased, largely due to changes in the fair value of policy benefit liabilities. CCPB decreased $587 million from the prior quarter, due to lower expenses associated with a change in our longevity portfolios and changes in the fair value of policy benefit liabilities, partially offset by higher annuity premiums. These changes were largely offset in insurance revenue.

Non-Interest Expense

Q3 2023 vs. Q3 2022

Reported non-interest expense was $5,638 million, compared with $3,859 million in the prior year, and adjusted non-interest expense was $5,011 million, an increase of $1,250 million or 33%. Bank of the West contributed $1,338 million to non-interest expense on a reported basis and $749 million on an adjusted basis. The impact of the stronger U.S. dollar increased non-interest expense by approximately 2% on both a reported and an adjusted basis. Adjusted non-interest expense excluded the impact of acquisition and integration costs and amortization of acquisition-related intangible assets in both the current and prior year, as well as the impact of certain tax measures enacted by the Canadian government in the current quarter.

The increase in reported non-interest expense reflected the items noted above. Reported and adjusted non-interest expense increased due to the impact of Bank of the West and AIR MILES, higher employee-related expenses including severance, higher legal provisions and higher advertising costs, as well as the impact of the stronger U.S. dollar.

The reported gross efficiency ratio was 71.1%, compared with 63.3% in the prior year. On a net revenue basis (1), the reported efficiency ratio was 71.1%, compared with 67.9% in the prior year, and the adjusted efficiency ratio was 62.1%, compared with 56.7% in the prior year. Reported gross operating leverage was negative 16.1%. On a net revenue basis, reported operating leverage was negative 6.8% and adjusted operating leverage was negative 11.6%.

(1)	This ratio is calculated using net revenue and non-interest expense. For further discussion of revenue, refer to the Revenue section.

Q3 2023 vs. Q2 2023

Reported non-interest expense increased $65 million or 1% from the prior quarter, and adjusted non-interest expense increased $280 million or 6%. The impact of the weaker U.S. dollar decreased non-interest expense by approximately 1% on both a reported and an adjusted basis. Adjusted results excluded the items noted above.

The increase in reported and adjusted non-interest expense was due to higher severance costs, the impact of three additional days in the current quarter, higher technology costs and the impact of AIR MILES, partially offset by lower premises costs and the impact of the weaker U.S. dollar.

20 BMO Financial Group Third Quarter Report 2023

Q3 YTD 2023 vs. Q3 YTD 2022

Reported non-interest expense was $15,632 million, an increase of $4,214 million or 37% from the prior year, and adjusted non-interest expense was $13,914 million, an increase of $2,674 million or 24%. The impact of the stronger U.S. dollar increased non-interest expense by approximately 3% on a reported basis and 2% on an adjusted basis. Adjusted results excluded the items noted above.

The increase in reported non-interest expense primarily reflected higher acquisition and integration costs and amortization of acquisition-related intangible assets. Reported and adjusted non-interest expense increased due to the inclusion of Bank of the West, higher employee-related costs including severance, and higher technology and advertising costs, as well as the impact of the stronger U.S. dollar.

The reported efficiency ratio was 68.4%, compared with 49.3% in the prior year, and was 74.3% on a net revenue basis, compared with 48.7% in the prior year. The adjusted efficiency ratio on a net revenue basis was 59.9%, compared with 55.4% in the prior year. Reported gross operating leverage was negative 38.2%. On a net revenue basis, reported operating leverage was negative 47.2% and adjusted operating leverage was negative 9.5%.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the Non-GAAP and Other Financial Measures section.

Provision for Income Taxes

The provision for income taxes was $341 million, an increase of $15 million from the third quarter of 2022, and an increase of $147 million from the second quarter of 2023. The effective tax rate for the current quarter was 19.0%, compared with 19.3% in the third quarter of 2022, and 15.5% in the second quarter of 2023. The change in the reported effective tax rate in the current quarter relative to the second quarter of 2023 was primarily due to the impact of lower pre-tax earnings in the prior quarter.

The adjusted provision for income taxes was $526 million, a decrease of $76 million from the third quarter of 2022, and a decrease of $65 million from the second quarter of 2023. The adjusted effective tax rate was 20.5% in the current quarter, compared with 22.0% in the third quarter of 2022, and 21.1% in the second quarter of 2023. The change in the adjusted effective tax rate in the current quarter relative to the third quarter of 2022 was primarily due to earnings mix and the impact of lower pre-tax earnings in the current year.

Additional information regarding accounting for income taxes is included in Note 10 of the unaudited interim consolidated financial statements.

For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Third Quarter Report 2023 21

Balance Sheet

(Canadian $ in millions)	As at July 31, 2023	As at October 31, 2022

Assets

Cash and cash equivalents and interest bearing deposits with banks	85,920	93,200
Securities	311,830	273,262
Securities borrowed or purchased under resale agreements	113,442	113,194
Net loans and acceptances	640,391	564,574
Derivative instruments	33,153	48,160
Other assets	63,818	46,809
Total assets	1,248,554	1,139,199

Liabilities and Equity

Deposits	883,569	769,478
Derivative instruments	43,276	59,956
Securities lent or sold under repurchase agreements	96,149	103,963
Other liabilities	143,304	126,614
Subordinated debt	8,062	8,150
Equity	74,173	71,038
Non-controlling interest in subsidiaries	21	-
Total liabilities and equity	1,248,554	1,139,199

Total assets were $1,248.6 billion as at July 31, 2023, an increase of $109.4 billion from October 31, 2022. The impact of the weaker U.S. dollar decreased assets by $17.0 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks decreased $7.3 billion, primarily due to lower balances held with central banks.

Securities increased $38.6 billion, primarily due to the inclusion of Bank of the West and client activity in BMO Capital Markets, partially offset by the impact of the weaker U.S. dollar.

Securities borrowed or purchased under resale agreements were relatively unchanged, with client activity in BMO Capital Markets offset by the impact of the weaker U.S. dollar.

Net loans and acceptances increased $75.8 billion. Business and government loans and acceptances increased $15.4 billion, reflecting the impact of Bank of the West and growth in Canadian P&C, BMO Capital Markets and BMO Wealth Management, partially offset by lower source currency balances in U.S. P&C and the impact of the weaker U.S. dollar. Consumer instalment and other personal loans increased $17.5 billion due to the inclusion of Bank of the West, partially offset by lower balances in our P&C businesses. Residential mortgages increased $23.0 billion, primarily due to the impact of Bank of the West and growth in our P&C businesses. Non-residential mortgages increased $18.8 billion, primarily due to the inclusion of Bank of the West. Credit card balances increased $2.0 billion, due to growth in Canadian P&C and the inclusion of Bank of the West.

Derivative financial assets decreased $15.0 billion, primarily due to a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with decreases in the fair value of foreign exchange, commodities, interest rate and equity contracts.

Other assets increased $17.0 billion due to the inclusion of Bank of the West, primarily driven by goodwill and intangible assets.

Liabilities increased $106.2 billion from October 31, 2022. The impact of the weaker U.S. dollar decreased liabilities by $16.2 billion, excluding the impact on derivative financial liabilities.

Deposits increased $114.1 billion. Customer deposits increased $85.4 billion, reflecting the inclusion of Bank of the West and growth in Canadian P&C and BMO Capital Markets, partially offset by lower source currency customer deposits in U.S. P&C and BMO Wealth Management, as well as the impact of the weaker U.S. dollar. Other deposits increased $28.7 billion to fund Global Markets client activity and to meet structural funding needs, partially offset by the impact of the weaker U.S. dollar.

Derivative financial liabilities decreased $16.7 billion, largely due to a decrease in the value of client-driven trading derivatives in BMO Capital Markets, with decreases in the fair value of foreign exchange, interest rate, commodities and equity contracts.

Securities lent or sold under repurchase agreements decreased $7.8 billion, primarily due to client activity in BMO Capital Markets and the impact of the weaker U.S. dollar.

Other liabilities increased $16.7 billion, driven by higher Federal Home Loan Bank borrowings, an increase in securities sold but not yet purchased due to client activity in BMO Capital Markets, and higher insurance-related liabilities, partially offset by lower acceptances as a result of lower levels of acceptances being issued into the market.

Subordinated debt was relatively unchanged.

Equity increased $3.1 billion from October 31, 2022, primarily due to common and preferred share issuances, partially offset by lower accumulated other comprehensive income and a decrease in retained earnings. Common shares increased $4.7 billion, as a result of share issuances during the first quarter of 2023, as well as shares issued under the dividend reinvestment and share purchase plan. Preferred shares and other equity instruments increased $0.7 billion and reflected an issuance in the first quarter of 2023. Accumulated other comprehensive income decreased $1.6 billion, primarily due to the impact of the weaker U.S. dollar on the translation of net foreign operations and losses on remeasurement of own credit risk on financial liabilities designated at fair value. Retained earnings decreased $617 million, as a result of dividends and distributions on other equity instruments, partially offset by net income earned in the current year.

Contractual obligations by year of maturity are outlined in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments table in the Risk Management section.

22 BMO Financial Group Third Quarter Report 2023

Capital Management

BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report.

Third Quarter 2023 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.3% as at July 31, 2023, an increase from 12.2% at the end of the second quarter of 2023, primarily due to internal capital generation, common shares issued under the dividend reinvestment and share purchase plan (DRIP), and lower risk-weighted assets (RWA), partially offset by the acquisition of AIR MILES and acquisition and integration costs related to Bank of the West.

CET1 Capital was $50.9 billion as at July 31, 2023, a decrease from $51.4 billion as at April 30, 2023, as internal capital generation and common shares issued under the DRIP were more than offset by the impact of foreign exchange movements and higher capital deductions for goodwill and intangible assets related to the AIR MILES acquisition and acquisition and integration costs related to Bank of the West.

RWA were $412.9 billion as at July 31, 2023, a decrease from $420.0 billion as at April 30, 2023. RWA decreased primarily due to the impact of foreign exchange movements, as well as lower asset size and methodology changes.

In calculating regulatory capital ratios, there is a requirement to increase total RWA when a capital floor amount calculated under the standardized approach is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at July 31, 2023, unchanged from April 30, 2023.

The bank’s Tier 1 and Total Capital Ratios were 14.0% and 16.1%, respectively, as at July 31, 2023, compared with 13.9% and 16.0%, respectively, as at April 30, 2023, primarily due to the same factors impacting the CET1 Ratio.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We may manage the impact of foreign exchange movements on our capital ratios, and we did so during the current quarter. Any such activities could also impact our book value and return on equity.

Our Leverage Ratio was 4.2% as at July 31, 2023, unchanged from April 30, 2023.

The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 26.8% and 8.1%, respectively, as at July 31, 2023, compared with 27.0% and 8.3%, respectively, as at April 30, 2023.

Regulatory Capital Developments

On June 20, 2023, the Office of the Superintendent of Financial Institutions (OSFI) announced that the Domestic Stability Buffer (DSB) level would increase from 3% to 3.5% of total RWA effective November 1, 2023. On December 8, 2022, OSFI increased the DSB range from 0% to 2.5% to 0% to 4%.

The domestic implementation of Basel III Reforms related to capital, leverage, liquidity and disclosure requirements were effective in the second quarter of 2023. Capital changes under these reforms include revised rules for credit risk and operational risk. The capital floor adjustment factor was set at 65% effective February 1, 2023, rising 2.5% on November 1 of each year to 72.5% in fiscal 2026. Effective February 1, 2023, D-SIBs were required to meet a 0.5% buffer requirement for the Leverage and TLAC Leverage Ratios in addition to the minimum requirements. Revisions related to market risk and credit valuation adjustment risk will become effective on November 1, 2023.

Refer to the Other Regulatory Developments section in this document and the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report for a more detailed discussion of regulatory developments.

Regulatory Capital, Leverage and TLAC

Regulatory capital requirements for BMO are determined in accordance with OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline, which are based on the standards developed by the Basel Committee on Banking Supervision. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information see the Enterprise-Wide Capital Management section of BMO’s 2022 Annual Report.

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital, leverage and TLAC requirements	Total Pillar 1 Capital Buffer (1)	Tier 1 Capital Buffer (2)	Domestic Stability Buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at July 31, 2023
Common Equity Tier 1 Ratio	4.5%	3.5%	na	3.0%	11.0%	12.3%
Tier 1 Capital Ratio	6.0%	3.5%	na	3.0%	12.5%	14.0%
Total Capital Ratio	8.0%	3.5%	na	3.0%	14.5%	16.1%
TLAC Ratio	21.5%	na	na	3.0%	24.5%	26.8%
Leverage Ratio	3.0%	na	0.5%	na	3.5%	4.2%
TLAC Leverage Ratio	6.75%	na	0.5%	na	7.25%	8.1%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers, which will be met with CET1 Capital, include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for domestic systemically important banks (D-SIBs) and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the third quarter of 2023). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)	Effective February 1, 2023, D-SIBs are required to meet a 0.5% Tier 1 capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB was set at 3.0% as at July 31, 2023. Effective November 1, 2023, the DSB will increase to 3.5%. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.

  na – not applicable

BMO Financial Group Third Quarter Report 2023 23

Regulatory Capital and TLAC Position (1)

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q4-2022
Gross common equity (1)	67,215	69,108	64,730
Regulatory adjustments applied to common equity	(16,320)	(17,704)	(3,839)
Common Equity Tier 1 Capital (CET1)	50,895	51,404	60,891
Additional Tier 1 eligible capital (2)	6,958	6,958	6,308
Regulatory adjustments applied to Tier 1	(86)	(83)	(78)
Additional Tier 1 Capital (AT1)	6,872	6,875	6,230
Tier 1 Capital (T1 = CET1 + AT1)	57,767	58,279	67,121
Tier 2 eligible capital (3)	8,792	9,086	8,238
Regulatory adjustments applied to Tier 2	(55)	(67)	(50)
Tier 2 Capital (T2)	8,737	9,019	8,188
Total Capital (TC = T1 + T2)	66,504	67,298	75,309
Other TLAC instruments (4)	44,366	46,232	45,554
Adjustments applied to other TLAC	(60)	(52)	(200)
Other TLAC available after adjustments	44,306	46,180	45,354
TLAC	110,810	113,478	120,663
Risk-Weighted Assets (5)	412,943	419,994	363,997
Leverage Exposures	1,369,745	1,371,512	1,189,990
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	12.3	12.2	16.7
Tier 1 Capital Ratio	14.0	13.9	18.4
Total Capital Ratio	16.1	16.0	20.7
TLAC Ratio	26.8	27.0	33.1
Leverage Ratio	4.2	4.2	5.6
TLAC Leverage Ratio	8.1	8.3	10.1

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)

Institutions using internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to capital floor requirement that is applied to RWA as prescribed in OSFI’s CAR Guideline.

OSFI’s CAR Guideline includes non-viability contingent capital (NVCC) provisions, which require the conversion of Additional Tier 1 and Tier 2 capital instruments into common shares if OSFI announces that a bank is, or is about to become, non-viable, or if the federal or a provincial government in Canada publicly announces that the bank has accepted, or has agreed to accept, a capital injection or equivalent support to avoid non-viability. Pursuant to the principles set out in the CAR Guideline, the conversion to common shares respects the hierarchy of claims in liquidation ensuring that Additional Tier 1 and Tier 2 instrument holders are entitled to a more favourable economic outcome than existing common shareholders.

Outstanding Shares and Securities Convertible into Common Shares (1)

As at July 31, 2023	Number of shares	Amount (in millions)

Common shares (2)	716,672,738	$22,474

Class B Preferred shares*

Series 27	20,000,000	$500
Series 29	16,000,000	$400
Series 31	12,000,000	$300
Series 33	8,000,000	$200
Series 44	16,000,000	$400
Series 46	14,000,000	$350
Series 50	500,000	$500
Series 52	650,000	$650

Other Equity Instruments*

4.800% Additional Tier 1 Capital Notes		US$500

4.300% Limited Recourse Capital Notes, Series 1 (LRCNs)		$1,250

5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750

7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000

Medium-Term Notes*

3.803% Subordinated Notes due 2032		US$1,250

4.338% Subordinated Notes due 2028		US$850

Series J - First Tranche		$1,000

Series J - Second Tranche		$1,250

Series K - First Tranche		$1,000

3.088% Subordinated Notes due 2037		US$1,250

Series L - First Tranche		$750

Stock options

Vested	2,970,813
Non-vested	3,722,714

*

Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51 for Series 1, Series 2 and Series 3 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(1)

Details on the Medium-Term Notes are outlined in Note 15 of the audited consolidated financial statements of BMO’s 2022 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 of the unaudited interim consolidated financial statements and Note 16 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(2)	Common Shares are net of 183,408 treasury shares.

24 BMO Financial Group Third Quarter Report 2023

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.9 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Other Capital Developments

During the quarter, we issued $413 million in common shares through the DRIP and the exercise of stock options.

On August 8, 2023, we announced our intention to redeem all of our outstanding US$850 million 4.338% Subordinated Notes (NVCC) at par, plus accrued and unpaid interest to, but excluding the redemption date on October 5, 2023.

On January 31, 2023, we completed the domestic public offering of $650 million Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares, Series 52 (NVCC).

On January 25, 2023, we completed the private placement of $750 million in common shares with BNP Paribas SA. On December 16, 2022, we completed a public offering and a concurrent private placement for a total issuance of $2.6 billion in common shares. The common shares were issued to align our capital position with increased regulatory requirements and for general corporate purposes.

On December 1, 2022, we issued $153 million in common shares for the acquisition of Radicle Group Inc.

Dividends

On August 29, 2023, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.47 per share, unchanged from the prior quarter and an increase of $0.08 or 6% from the prior year. The dividend is payable on November 28, 2023 to shareholders of record on October 30, 2023. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the DRIP. Until further notice, common shares under the DRIP will be issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the DRIP. The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the DRIP.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2023 25

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations within Corporate Services. Operating segment results include treasury-related allocations in revenue, non-interest expense allocations from Corporate Units and Technology and Operations (T&O) and allocated capital. The impact of the Bank of the West acquisition is reflected in our current quarter and year-to-date results as a business combination, with operating results primarily allocated to our U.S. P&C and BMO Wealth Management businesses based on Bank of the West’s client segmentation and allocation methodologies which may change after conversion.

BMO employs funds transfer pricing and liquidity transfer pricing between treasury and the operating segments to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. In addition, these practices capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, to align with our interest rate, liquidity and funding risk management practices.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses that are not directly attributable to a specific operating segment are allocated across the operating segments, reasonably reflective of the level of support provided to each operating segment. We review these expense allocation methodologies periodically.

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Effective the first quarter of fiscal 2023, our capital allocation rate increased to 11.0% of risk weighted assets, compared with 10.5% in fiscal 2022 to reflect increased capital requirements. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies annually.

Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities and prior periods have been reclassified to conform with the current period’s presentation.

We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes in BMO Capital Markets and U.S. Personal and Commercial Banking are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery of) income taxes.

Personal and Commercial Banking (P&C) (1)

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022
Net interest income (teb) (2)	4,195	4,139	3,216	11,853	9,063
Non-interest revenue	1,075	1,004	889	2,980	2,807
Total revenue (teb) (2)	5,270	5,143	4,105	14,833	11,870
Provision for credit losses on impaired loans	328	239	126	769	350
Provision for (recovery of) credit losses on performing loans	144	58	31	226	(228)
Total provision for (recovery of) credit losses	472	297	157	995	122
Non-interest expense	2,821	2,665	1,906	7,436	5,427
Income before income taxes	1,977	2,181	2,042	6,402	6,321
Provision for income taxes (teb) (2)	486	531	509	1,583	1,575
Reported net income	1,491	1,650	1,533	4,819	4,746
Dividends on preferred shares and distributions on other equity instruments	23	22	17	63	58
Net income attributable to non-controlling interest in subsidiaries	2	-	-	2	-
Net income available to common shareholders	1,466	1,628	1,516	4,754	4,688
Acquisition and integration costs (3)	6	2	-	8	-
Amortization of acquisition-related intangible assets (4)	79	78	1	158	4
Adjusted net income	1,576	1,730	1,534	4,985	4,750
Adjusted net income available to common shareholders	1,551	1,708	1,517	4,920	4,692

(1)	Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts of $8 million in Q3-2023, $8 million in Q2-2023 and $6 million in Q3-2022; and $24 million for YTD-2023 and $17 million for YTD-2022 were recorded in net interest income, revenue and in provision for income taxes.

(3)

Acquisition and integration costs of $8 million pre-tax related to the acquisition of AIR MILES in Q3-2023 and $3 million in Q2-2023, and $11 million for YTD-2023 were recorded in non-interest expense.

(4)

Amortization of acquisition-related intangible assets pre-tax amounts for Total P&C of $106 million in Q3-2023, $105 million in Q2-2023 and $1 million in Q3-2022; and $213 million for YTD-2023 and $5 million for YTD-2022 were recorded in non-interest expense.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,491 million, a decrease of $42 million or 3% from the prior year, and a decrease of $159 million or 10% from the prior quarter. These operating segments are reviewed separately in the sections that follow.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the

Non-GAAP and Other Financial Measures section.

26 BMO Financial Group Third Quarter Report 2023

Canadian Personal and Commercial Banking (Canadian P&C) (1)

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022
Net interest income	2,129	1,983	1,938	6,142	5,488
Non-interest revenue	656	563	591	1,818	1,833
Total revenue	2,785	2,546	2,529	7,960	7,321
Provision for credit losses on impaired loans	209	173	104	536	290
Provision for (recovery of) credit losses on performing loans	60	55	(15)	125	(123)
Total provision for credit losses	269	228	89	661	167
Non-interest expense	1,256	1,126	1,134	3,499	3,218
Income before income taxes	1,260	1,192	1,306	3,800	3,936
Provision for income taxes	345	331	341	1,044	1,027
Reported net income	915	861	965	2,756	2,909
Dividends on preferred shares and distributions on other equity instruments	11	9	11	30	32
Net income available to common shareholders	904	852	954	2,726	2,877
Acquisition and integration costs (2)	6	2	-	8	-
Amortization of acquisition-related intangible assets (3)	2	1	-	3	1
Adjusted net income	923	864	965	2,767	2,910
Adjusted net income available to common shareholders	912	855	954	2,737	2,878
Adjusted non-interest expense	1,245	1,122	1,134	3,484	3,217
Personal and Business Banking revenue	2,006	1,808	1,766	5,666	5,093
Commercial Banking revenue	779	738	763	2,294	2,228
Net income growth (%)	(5.2)	(8.3)	16.6	(5.3)	23.5
Revenue growth (%)	10.1	6.7	12.9	8.7	12.9
Non-interest expense growth (%)	10.9	6.1	10.3	8.8	10.3
Adjusted non-interest expense growth (%)	10.0	5.9	10.3	8.4	10.3
Return on equity (%) (4)	25.6	25.1	32.0	27.0	33.0
Adjusted return on equity (%) (4)	25.8	25.2	32.0	27.1	33.0
Operating leverage (%)	(0.8)	0.6	2.6	(0.1)	2.6
Adjusted operating leverage (%)	0.1	0.8	2.6	0.3	2.6
Efficiency ratio (%)	45.1	44.2	44.8	44.0	44.0
Net interest margin on average earning assets (%)	2.77	2.70	2.72	2.72	2.69
Average earning assets	305,354	301,268	282,781	301,594	273,270
Average gross loans and acceptances	316,162	312,685	295,167	312,946	285,661
Average deposits	276,577	268,342	246,832	268,755	240,305

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Acquisition and integration costs of $8 million pre-tax related to the acquisition of AIR MILES in Q3-2023 and $3 million in Q2-2023; and $11 million for YTD-2023 were recorded in non-interest expense.

(3)

Amortization of acquisition-related intangible assets pre-tax amounts were $3 million in Q3-2023, $1 million in Q2-2023 and $nil in Q3-2022; and $4 million for YTD-2023 and $1 million for YTD-2022, recorded in non-interest expense.

(4)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk-weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q3 2023 vs. Q3 2022

Canadian P&C reported net income was $915 million, a decrease of $50 million or 5% from the prior year.

Total revenue was $2,785 million, an increase of $256 million or 10% from the prior year. Net interest income increased $191 million or 10%, due to higher balances and net interest margins. Non-interest revenue increased $65 million or 11%, primarily due to the inclusion of AIR MILES and higher card-related revenue. Net interest margin of 2.77% increased 5 basis points from the prior year, primarily due to higher deposit and loan margins, partially offset by a change in deposit mix.

Personal and Business Banking revenue increased $240 million or 14%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $16 million or 2%, due to higher net interest income.

Total provision for credit losses was $269 million, an increase of $180 million from the prior year. The provision for credit losses on impaired loans was $209 million, an increase of $105 million due to higher provisions in both Personal and Business Banking and Commercial Banking. There was a $60 million provision for credit losses on performing loans in the current quarter, compared with a recovery of $15 million in the prior year.

Non-interest expense was $1,256 million, an increase of $122 million or 11% from the prior year, reflecting higher employee-related costs, primarily due to severance, the impact of AIR MILES, and higher technology costs reflective of investment in the business.

Average gross loans and acceptances increased $21.0 billion or 7% from the prior year to $316.2 billion. Personal and Business Banking loan balances increased 6%, Commercial Banking loan balances increased 7% and credit card balances increased 19%. Average deposits increased $29.7 billion or 12% to $276.6 billion. Personal and Business Banking deposits increased 14% and Commercial Banking deposits increased 9%, primarily due to strong growth in term deposits.

Q3 2023 vs. Q2 2023

Reported net income increased $54 million or 6% from the prior quarter.

Total revenue increased $239 million or 9% from the prior quarter. Net interest income increased $146 million or 7%, due to the impact of three additional days in the current quarter, higher net interest margins and balances. Non-interest revenue increased $93 million or 17%, primarily due to the inclusion of AIR MILES and higher card-related revenue. Net interest margin of 2.77% increased 7 basis points from the prior quarter, due to higher deposit and loan margins, and a change in deposit mix.

Personal and Business Banking revenue increased $198 million or 11% and Commercial Banking revenue increased $41 million or 6%, both due to higher net interest income and non-interest revenue.

Total provision for credit losses increased $41 million from the prior quarter. The provision for credit losses on impaired loans increased $36 million due to higher provisions in both Commercial Banking and Personal and Business Banking. There was a $60 million provision for credit losses on performing loans in the current quarter, compared with a $55 million provision in the prior quarter.

BMO Financial Group Third Quarter Report 2023 27

Non-interest expense increased $130 million or 12% from the prior quarter, reflecting higher employee-related costs, primarily due to severance, and the impact of AIR MILES.

Average gross loans and acceptances increased $3.5 billion or 1% from the prior quarter. Personal and Business Banking loan balances increased 1%, Commercial Banking loan balances were relatively unchanged and credit card balances increased 7%. Average deposits increased $8.2 billion or 3% from the prior quarter. Personal and Business Banking deposits increased 2% and Commercial Banking deposits increased 6%, primarily due to strong growth in term deposits.

Q3 YTD 2023 vs. Q3 YTD 2022

Reported net income was $2,756 million, a decrease of $153 million or 5% from the prior year.

Total revenue was $7,960 million, an increase of $639 million or 9% from the prior year. Net interest income increased $654 million or 12%, due to higher balances and net interest margins. Non-interest revenue decreased $15 million or 1%, primarily due to lower gains on investments in our Commercial Banking business and lower mutual fund distribution fee and loan fee revenue, partially offset by the inclusion of AIR MILES and higher card-related revenue. Net interest margin of 2.72% increased 3 basis points from the prior year, due to higher deposit margins, partially offset by lower loan margins and a change in deposit mix.

Personal and Business Banking revenue increased $573 million or 11%, due to higher net interest income and non-interest revenue. Commercial Banking revenue increased $66 million or 3%, due to higher net interest income, partially offset by lower non-interest revenue.

Total provision for credit losses was $661 million, an increase of $494 million from the prior year. The provision for credit losses on impaired loans was $536 million, an increase of $246 million, largely due to higher provisions in Personal and Business Banking. There was a $125 million provision for credit losses on performing loans in the current year, compared with a recovery of $123 million in the prior year.

Non-interest expense increased $281 million or 9% from the prior year, reflecting higher employee-related and technology costs, and the impact of AIR MILES.

Average gross loans and acceptances increased $27.3 billion or 10% from the prior year. Personal and Business Banking loan balances increased 8%, Commercial Banking loan balances increased 12%, and credit card balances increased 20%. Average deposits increased $28.5 billion or 12% from the prior year. Personal and Business Banking deposits increased 14% and Commercial Banking deposits increased 7%.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

28 BMO Financial Group Third Quarter Report 2023

U.S. Personal and Commercial Banking (U.S. P&C) (1)

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022
Net interest income (teb) (2)	2,066	2,156	1,278	5,711	3,575
Non-interest revenue	419	441	298	1,162	974
Total revenue (teb) (2)	2,485	2,597	1,576	6,873	4,549
Provision for credit losses on impaired loans	119	66	22	233	60
Provision for (recovery of) credit losses on performing loans	84	3	46	101	(105)
Total provision for (recovery of) credit losses	203	69	68	334	(45)
Non-interest expense	1,565	1,539	772	3,937	2,209
Income before income taxes	717	989	736	2,602	2,385
Provision for income taxes (teb) (2)	141	200	168	539	548
Reported net income	576	789	568	2,063	1,837
Dividends on preferred shares and distributions on other equity instruments	12	13	6	33	26
Net income attributable to non-controlling interest in subsidiaries	2	-	-	2	-
Net income available to common shareholders	562	776	562	2,028	1,811
Amortization of acquisition-related intangible assets (3)	77	77	1	155	3
Adjusted net income	653	866	569	2,218	1,840
Adjusted net income available to common shareholders	639	853	563	2,183	1,814
Adjusted non-interest expense	1,462	1,435	771	3,728	2,205
Net income growth (%)	1.4	34.0	3.2	12.3	10.2
Adjusted net income growth (%)	14.7	46.8	2.3	20.5	9.2
Revenue growth (%)	57.7	78.7	16.5	51.1	10.2
Non-interest expense growth (%)	102.6	112.5	11.5	78.2	6.9
Adjusted non-interest expense growth (%)	89.7	98.5	12.5	69.1	7.9
Average earning assets	215,960	223,100	137,169	196,237	134,175
Average gross loans and acceptances	210,070	216,697	131,878	190,309	128,240
Average net loans and acceptances	208,177	214,639	131,070	188,701	127,422
Average deposits	210,099	221,294	142,865	193,001	144,549

(US$ equivalent in millions)
Net interest income (teb) (2)	1,550	1,589	1,001	4,248	2,811
Non-interest revenue	314	325	233	864	766
Total revenue (teb) (2)	1,864	1,914	1,234	5,112	3,577
Provision for credit losses on impaired loans	89	48	17	173	47
Provision for (recovery of) credit losses on performing loans	64	3	36	77	(82)
Total provision for (recovery of) credit losses	153	51	53	250	(35)
Non-interest expense	1,175	1,134	604	2,930	1,736
Income before income taxes	536	729	577	1,932	1,876
Provision for income taxes (teb) (2)	105	148	132	400	431
Reported net income	431	581	445	1,532	1,445
Dividends on preferred shares and distributions on other equity instruments	10	9	6	25	21
Net income attributable to non-controlling interest in subsidiaries	2	-	-	2	-
Net income available to common shareholders	419	572	439	1,505	1,424
Amortization of acquisition-related intangible assets (3)	58	57	1	116	3
Adjusted net income	489	638	446	1,648	1,448
Adjusted net income available to common shareholders	479	629	440	1,623	1,427
Adjusted non-interest expense	1,097	1,056	603	2,773	1,732

Key Performance Metrics and Drivers (US$ basis)

Personal and Business Banking revenue	728	755	363	1,903	1,018
Commercial Banking revenue	1,136	1,159	871	3,209	2,559
Net income growth (%)	(3.0)	25.2	(0.2)	6.1	8.8
Adjusted net income growth (%)	9.7	37.2	(1.1)	13.8	7.8
Revenue growth (%)	51.1	66.8	12.4	42.9	8.8
Non-interest expense growth (%)	94.3	98.5	7.4	68.7	5.5
Adjusted non-interest expense growth (%)	81.9	85.3	8.5	60.1	6.5
Return on equity (%) (4)	6.9	9.6	16.5	10.3	17.8
Adjusted return on equity (%) (4)	7.9	10.6	16.6	11.1	17.8
Operating leverage (%)	(43.2)	(31.7)	5.0	(25.8)	3.3
Adjusted operating leverage (%)	(30.8)	(18.5)	3.9	(17.2)	2.3
Efficiency ratio (%)	63.0	59.3	49.0	57.3	48.5
Adjusted efficiency ratio (%)	58.8	55.2	48.9	54.2	48.4
Net interest margin on average earning assets (%)	3.80	3.96	3.70	3.89	3.56
Average earning assets	161,991	164,475	107,372	145,991	105,507
Average gross loans and acceptances	157,574	159,755	103,231	141,582	100,838
Average deposits	157,608	163,144	111,836	143,581	113,670

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts were $8 million in both Q3-2023 and Q2-2023, and $6 million in Q3-2022; and $24 million for YTD-2023 and $17 million for YTD-2022, recorded in net interest income, revenue and provision for income taxes, and were reflected in the ratios. On a source currency basis, teb amounts were US$6 million in both Q3-2023 and Q2-2023, and US$5 million in Q3-2022; and US$18 million for YTD-2023 and US$14 million for YTD-2022.

(3)

Amortization of acquisition-related intangible assets pre-tax amounts were $103 million in Q3-2023, $104 million in Q2-2023 and $1 million in Q3-2022; and $209 million for YTD-2023 and $4 million for YTD-2022, recorded in non-interest expense. On a source currency basis, pre-tax amounts were US$78 million in Q3-2023, US$78 million in Q2-2023 and US$1 million in Q3-2022; and US$157 million for YTD-2023 and US$4 million for YTD-2022.

(4)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk-weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q3 2023 vs. Q3 2022

U.S. P&C reported net income was $576 million, an increase of $8 million or 1% from the prior year. The impact of the stronger U.S. dollar increased net income by 4%, revenue by 7% and expenses by 8%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $431 million, a decrease of $14 million or 3% from the prior year, as the inclusion of Bank of the West was more than offset by higher provisions for credit losses.

BMO Financial Group Third Quarter Report 2023 29

Total revenue was $1,864 million, an increase of $630 million or 51% from the prior year. Net interest income increased $549 million or 55%, primarily due to the inclusion of Bank of the West, as well as higher net interest margins. Non-interest revenue increased $81 million or 35%, primarily due to the inclusion of Bank of the West, partially offset by lower deposit, operating lease and lending fee revenue. Net interest margin of 3.80% increased 10 basis points, primarily due to higher deposit margins partially offset by lower loan margins, and a change in product mix.

Personal and Business Banking revenue increased $365 million due to the inclusion of Bank of the West, as well as higher underlying net interest income. Commercial Banking revenue increased $265 million or 30% due to the inclusion of Bank of the West, partially offset by lower underlying net interest income and non-interest revenue.

Total provision for credit losses was $153 million, an increase of $100 million from the prior year. The provision for credit losses on impaired loans was $89 million, an increase of $72 million due to higher provisions in both Personal and Business Banking and Commercial Banking. There was a $64 million provision for credit losses on performing loans in the current quarter, compared with a $36 million provision in the prior year.

Non-interest expense was $1,175 million, an increase of $571 million or 94% from the prior year, primarily reflecting the impact of Bank of the West, as well as higher underlying employee-related costs, including severance.

Average gross loans and acceptances increased $54.3 billion or 53% from the prior year to $157.6 billion, primarily due to the inclusion of Bank of the West. Personal and Business Banking balances increased $23.5 billion and Commercial Banking balances increased $30.9 billion. Average total deposits increased $45.8 billion or 41% to $157.6 billion, primarily due to the inclusion of Bank of the West. Commercial Banking deposits increased $21.3 billion and Personal and Business Banking deposits decreased $24.5 billion.

Q3 2023 vs. Q2 2023

Reported net income decreased $213 million or 27% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income decreased $150 million or 26% from the prior quarter.

Total revenue decreased $50 million or 3% from the prior quarter. Net interest income decreased $39 million or 3%, primarily due to lower net interest margins and a decrease in loan and deposit balances, partially offset by the impact of three additional days in the current quarter. Non-interest revenue decreased $11 million or 3% due to lower lending, leasing and deposit fee revenue, partially offset by higher advisory fee revenue. Net interest margin of 3.80% decreased 16 basis points from the prior quarter, primarily due to lower deposit margins and balances, and lower loan margins.

Personal and Business Banking revenue decreased $27 million or 4% and Commercial Banking revenue decreased $23 million or 2%, with both primarily due to lower net interest income and non-interest revenue.

Total provision for credit losses increased $102 million from the prior quarter. The provision for credit losses on impaired loans increased $41 million, due to higher provisions in Commercial Banking and Personal and Business Banking. There was a $64 million provision for credit losses on performing loans in the current quarter, compared with a $3 million provision in the prior quarter.

Non-interest expense increased $41 million or 3% from the prior quarter, primarily due to higher employee-related costs, including severance, as well as higher advertising and other operating costs.

Average gross loans and acceptances decreased $2.2 billion or 1% from the prior quarter, primarily due to a decrease in Commercial Banking of 3%, partially offset by an increase in Personal and Business Banking of 2%. Average total deposits decreased $5.5 billion or 3% from the prior quarter, due to a decrease in Commercial Banking of 5% and Personal and Business Banking of 2%.

Q3 YTD 2023 vs. Q3 YTD 2022

Reported net income was $2,063 million, an increase of $226 million or 12% from the prior year. The impact of the stronger U.S. dollar increased net income by 6%, revenue by 8% and expenses by 10%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $1,532 million, an increase of $87 million or 6% from the prior year.

Total revenue was $5,112 million, an increase of $1,535 million or 43% from the prior year. Net interest income increased $1,437 million or 51%, primarily due to the inclusion of Bank of the West, as well as higher net interest margins. Non-interest revenue increased $98 million or 13%, primarily due to the inclusion of Bank of the West, partially offset by lower deposit, operating lease and lending fee revenue. Net interest margin of 3.89% increased 33 basis points, primarily due to higher deposit margins, partially offset by lower loan margins and a change in product mix.

Personal and Business Banking revenue increased $885 million or 87% and Commercial Banking revenue increased $650 million or 25%, due to the inclusion of Bank of the West, as well as higher underlying net interest income, partially offset by lower underlying non-interest revenue.

Total provision for credit losses was $250 million, compared with a recovery of $35 million in the prior year. The provision for credit losses on impaired loans was $173 million, an increase of $126 million due to higher Personal and Business Banking and Commercial Banking provisions. There was a $77 million provision for credit losses on performing loans in the current year, compared with a recovery of $82 million in the prior year.

Non-interest expense was $2,930 million, an increase of $1,194 million or 69% from the prior year, primarily reflecting the impact of Bank of the West, as well as higher employee-related and advertising costs.

Average gross loans and acceptances increased $40.7 billion or 40% from the prior year to $141.6 billion, primarily due to the impact of Bank of the West. Commercial Banking balances increased $25.3 billion and Personal and Business Banking increased $15.4 billion. Average total deposits increased $29.9 billion or 26% to $143.6 billion, due to the impact of Bank of the West. Commercial Banking deposits increased $13.7 billion and Personal and Business Banking deposits increased $16.2 billion.

For further information on non-GAAP amounts, measures, and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

30 BMO Financial Group Third Quarter Report 2023

BMO Wealth Management (1)

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022
Net interest income	367	372	314	1,052	864
Non-interest revenue	1,055	1,588	1,391	4,834	2,730
Total revenue	1,422	1,960	1,705	5,886	3,594
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	4	591	413	1,788	(314)
Revenue, net of CCPB	1,418	1,369	1,292	4,098	3,908
Provision for credit losses on impaired loans	1	1	2	3	2
Provision for credit losses on performing loans	6	3	(12)	14	(7)
Total provision for credit losses	7	4	(10)	17	(5)
Non-interest expense	1,011	993	881	2,950	2,663
Income before income taxes	400	372	421	1,131	1,250
Provision for income taxes	97	88	97	267	297
Reported net income	303	284	324	864	953
Dividends on preferred shares and distributions on other equity instruments	2	2	2	6	6
Net income available to common shareholders	301	282	322	858	947
Amortization of acquisition-related intangible assets (2)	1	1	1	3	3
Adjusted net income	304	285	325	867	956
Adjusted net income available to common shareholders	302	283	323	861	950
Adjusted non-interest expense	1,009	991	880	2,945	2,659
Wealth and Asset Management reported net income	222	221	263	650	771
Wealth and Asset Management adjusted net income	223	222	264	653	774
Insurance reported net income	81	63	61	214	182
Insurance adjusted net income	81	63	61	214	182
Net income growth (%)	(6.5)	(9.7)	(14.4)	(9.4)	(8.1)
Adjusted net income growth (%)	(6.5)	(9.5)	(15.1)	(9.3)	(9.5)
Revenue growth (%)	(16.6)	305.1	(29.7)	63.8	(34.9)
Revenue growth, net of CCPB (%)	9.8	5.9	(10.4)	4.9	(7.3)
Non-interest expense growth (%)	14.8	13.6	(6.6)	10.8	(6.7)
Adjusted non-interest expense growth (%)	14.7	13.5	(6.2)	10.7	(6.0)
Return on equity (%) (3)	17.8	17.8	24.3	18.3	24.2
Adjusted return on equity (%) (3)	17.8	17.9	24.4	18.4	24.2
Operating leverage, net of CCPB (%)	(5.0)	(7.7)	(3.8)	(5.9)	(0.6)
Adjusted operating leverage, net of CCPB (%)	(4.9)	(7.6)	(4.2)	(5.8)	(1.3)
Reported efficiency ratio (%)	71.1	50.6	51.7	50.1	74.1
Reported efficiency ratio, net of CCPB (%)	71.4	72.5	68.3	72.0	68.2
Adjusted efficiency ratio (%)	71.0	50.5	51.6	50.0	74.0
Adjusted efficiency ratio, net of CCPB (%)	71.2	72.4	68.2	71.9	68.1
Assets under management	340,184	338,172	310,469	340,184	310,469
Assets under administration (4)	432,828	429,233	419,901	432,828	419,901
Average assets	60,671	60,242	50,774	58,022	50,008
Average gross loans and acceptances	42,476	42,151	34,842	40,248	33,322
Average deposits	62,999	66,081	55,456	61,844	55,747

U.S. Business Select Financial Data (US$ in millions)
Total revenue	214	218	142	573	431
Non-interest expense	161	166	112	440	342
Reported net income	38	40	28	99	71
Adjusted non-interest expense	160	165	111	437	339
Adjusted net income	38	41	29	101	73
Average gross loans and acceptances	11,088	10,808	6,197	9,442	5,774
Average deposits	13,720	14,686	7,265	11,689	7,666

(1)	Revenue measures, net of CCPB, adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Amortization of acquisition-related intangible assets pre-tax amounts were $2 million in Q3-2023, $2 million in Q2-2023 and $1 million in Q3-2022; and $5 million for YTD-2023 and $4 million YTD-2022, recorded in non-interest expense.

(3)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk-weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

(4)	Certain assets under management that are also administered by the bank are included in assets under administration.

Q3 2023 vs. Q3 2022

BMO Wealth Management reported net income was $303 million, a decrease of $21 million or 7% from the prior year. Wealth and Asset Management reported net income was $222 million, a decrease of $41 million or 16% from the prior year, and Insurance net income was $81 million, an increase of $20 million or 34%.

Total revenue was $1,422 million, compared with $1,705 million in the prior year. Revenue, net of CCPB, was $1,418 million, an increase of $126 million or 10%. Revenue in Wealth and Asset Management was $1,274 million, an increase of $92 million or 8%, primarily due to the impact of Bank of the West and growth in client assets, partially offset by lower net interest income. Insurance revenue, net of CCPB, was $144 million, an increase of $34 million or 30% from the prior year, primarily due to the impact of favourable market movements in the current year.

Non-interest expense was $1,011 million, an increase of $130 million or 15%, primarily reflecting higher employee-related costs, including severance, and the impact of Bank of the West.

Assets under management increased $29.7 billion or 10% from the prior year to $340.2 billion, and assets under administration increased $12.9 billion or 3% to $432.8 billion, driven by the impact of Bank of the West, higher net client assets and favourable foreign exchange movements. Average gross loans increased 22% and average deposits increased 14%, primarily due to the inclusion of Bank of the West.

BMO Financial Group Third Quarter Report 2023 31

Q3 2023 vs. Q2 2023

Reported net income increased $19 million or 7% from the prior quarter. Wealth and Asset Management reported net income was relatively unchanged from the prior quarter, and Insurance net income increased $18 million or 29%.

Total revenue was $1,422 million, compared with $1,960 million in the prior quarter. Revenue, net of CCPB, increased $49 million or 4%. Wealth and Asset Management revenue increased $21 million or 2%, primarily due to the impact of three additional days in the current quarter and growth in client assets, partially offset by lower net interest income. Insurance revenue, net of CCPB, increased $28 million or 24%, primarily due to underlying business growth and more favourable market movements in the current quarter.

Non-interest expense increased $18 million or 2%, primarily due to higher employee-related costs, including higher severance.

Assets under management increased $2.0 billion from the prior quarter, and assets under administration increased $3.6 billion or 1%, reflecting the impact of higher net client assets and stronger global markets, partially offset by unfavourable foreign exchange rate movements relative to the prior quarter. Average gross loans increased 1% and average deposits decreased 5%.

Q3 YTD 2023 vs. Q3 YTD 2022

Reported net income was $864 million, a decrease of $89 million or 9% from the prior year. Wealth and Asset Management reported net income was $650 million, a decrease of $121 million or 16%, and Insurance net income was $214 million, an increase of $32 million or 18%.

Total revenue was $5,886 million, an increase of $2,292 million. Revenue, net of CCPB, was $4,098 million, an increase of $190 million or 5%. Wealth and Asset Management revenue was $3,713 million, an increase of $125 million or 4%, as the impact of Bank of the West, higher net interest income and higher net new client assets were partially offset by weaker global markets and lower revenue from online brokerage transactions. Insurance revenue, net of CCPB, was $385 million, an increase of $65 million or 20% from the prior year, primarily due to underlying business growth and more favourable market movements in the current year.

Non-interest expense was $2,950 million, an increase of $287 million or 11%, primarily reflecting the impact of Bank of the West and higher employee-related and technology costs.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Capital Markets (1)

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022
Net interest income (teb) (2)	587	601	750	1,907	2,419
Non-interest revenue	891	985	514	2,875	2,348
Total revenue (teb) (2)	1,478	1,586	1,264	4,782	4,767
Provision for (recovery of) credit losses on impaired loans	1	-	(22)	(2)	(37)
Provision for (recovery of) credit losses on performing loans	9	17	15	19	12
Total provision for (recovery of) credit losses	10	17	(7)	17	(25)
Non-interest expense	1,076	1,060	920	3,227	2,890
Income before income taxes	392	509	351	1,538	1,902
Provision for income taxes (teb) (2)	82	129	89	345	487
Reported net income	310	380	262	1,193	1,415
Dividends on preferred shares and distributions on other equity instruments	8	8	10	25	29
Net income available to common shareholders	302	372	252	1,168	1,386
Acquisition and integration costs (3)	1	2	1	6	6
Amortization of acquisition-related intangible assets (4)	5	6	3	15	10
Adjusted net income	316	388	266	1,214	1,431
Adjusted net income available to common shareholders	308	380	256	1,189	1,402
Adjusted non-interest expense	1,067	1,050	913	3,199	2,868
Global Markets revenue	870	935	813	2,905	2,912
Investment and Corporate Banking revenue	608	651	451	1,877	1,855
Net income growth (%)	18.1	(15.2)	(52.6)	(15.7)	(11.0)
Adjusted net income growth (%)	18.3	(14.3)	(52.2)	(15.2)	(11.0)
Revenue growth (%)	16.9	1.4	(20.1)	0.3	1.5
Non-interest expense growth (%)	17.0	14.1	(0.6)	11.7	8.9
Adjusted non-interest expense growth (%)	16.9	13.7	(0.5)	11.5	9.1
Return on equity (%) (5)	10.2	13.3	8.5	13.3	16.3
Adjusted return on equity (%) (5)	10.4	13.6	8.7	13.5	16.5
Operating leverage (%)	(0.1)	(12.7)	(19.5)	(11.4)	(7.4)
Adjusted operating leverage (%)	-	(12.3)	(19.6)	(11.2)	(7.6)
Efficiency ratio (%)	72.8	66.8	72.7	67.5	60.6
Adjusted efficiency ratio (%)	72.2	66.1	72.2	66.9	60.1
Average assets	410,667	406,721	384,257	414,043	384,065
Average gross loans and acceptances	77,283	76,380	64,264	75,960	60,462

U.S. Business Select Financial Data (US$ in millions)

Total revenue (teb) (2)	510	435	381	1,466	1,591
Non-interest expense	397	406	341	1,205	1,071
Reported net income	71	9	24	184	404
Adjusted non-interest expense	393	402	336	1,193	1,055
Adjusted net income	74	12	28	193	417
Average assets	140,522	136,552	136,119	137,626	135,933
Average gross loans and acceptances	29,273	28,412	25,627	28,600	24,598

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)

Taxable equivalent basis (teb) amounts were $81 million in Q3-2023, $84 million in Q2-2023 and $61 million in Q3-2022; and $235 million for YTD-2023 and $185 million for YTD-2022, recorded in net interest income, revenue and provision for income taxes, and were reflected in the ratios. For our U.S. businesses, teb amounts were US$nil in both Q3-2023 and Q2-2023, and US$3 million in Q3-2022; and US$nil for YTD-2023 and US$10 million for YTD-2022.

32 BMO Financial Group Third Quarter Report 2023

(3)

Clearpool and Radicle pre-tax acquisition and integration costs of $2 million in Q3-2023, $2 million in both Q2-2023 and Q3-2022; and $8 million for YTD-2023 and $8 million for YTD-2022 were recorded in non-interest expense.

(4)

Amortization of acquisition-related intangible assets pre-tax amounts were $7 million in Q3-2023, $8 million in Q2-2023 and $5 million in Q3-2022; and $20 million for YTD-2023 and $14 million for YTD-2022, recorded in non-interest expense.

(5)

Return on equity is based on allocated capital. Effective Q1-2023, the capital allocation rate increased to 11.0% of risk-weighted assets, compared with 10.5% in fiscal 2022. For further information, refer to the Non-GAAP and Other Financial Measures section.

Q3 2023 vs. Q3 2022

BMO Capital Markets reported net income was $310 million, an increase of $48 million or 18% from the prior year.

Total revenue was $1,478 million, an increase of $214 million or 17% from the prior year. Global Markets increased $57 million or 7%, reflecting higher trading revenue and the impact of the stronger U.S. dollar. Investment and Corporate Banking revenue increased $157 million or 35%, due to the prior-year impact of markdowns on loan underwriting commitments, higher corporate banking-related revenue and the impact of the stronger U.S. dollar.

Total provision for credit losses was $10 million, compared with a recovery of $7 million in the prior year. There was a $1 million provision for credit losses on impaired loans in the current quarter, compared with a recovery of $22 million in the prior year. There was a $9 million provision for credit losses on performing loans in the current quarter, compared with a $15 million provision in the prior year.

Non-interest expense was $1,076 million, an increase of $156 million or 17% from the prior year, driven by higher performance-based compensation, legal provisions and technology costs, and the impact of the stronger U.S. dollar.

Average gross loans and acceptances of $77.3 billion increased $13.0 billion or 20% from the prior year, due to higher lending activity across loan portfolios and the impact of the stronger U.S. dollar.

Q3 2023 vs. Q2 2023

Reported net income decreased $70 million or 18% from the prior quarter.

Total revenue decreased $108 million or 7% from the prior quarter. Global Markets revenue decreased $65 million or 7%, due to lower trading revenue, partially offset by higher new debt and equity issuances. Investment and Corporate Banking revenue decreased $43 million or 7%, due to lower investment banking revenue, partially offset by higher corporate banking-related revenue.

Total provision for credit losses decreased $7 million from the prior quarter. The provision for credit losses on impaired loans increased $1 million from the prior quarter. There was a $9 million provision for credit losses on performing loans in the current quarter, compared with a $17 million provision in the prior quarter.

Non-interest expense increased $16 million or 2% from the prior quarter, primarily due to higher employee-related costs, including severance.

Average gross loans and acceptances increased $0.9 billion or 1% from the prior quarter.

Q3 YTD 2023 vs. Q3 YTD 2022

Reported net income was $1,193 million, a decrease of $222 million or 16% from the prior year.

Total revenue was relatively unchanged from the prior year. Global Markets revenue decreased $7 million, as lower trading revenue and lower new equity and debt issuances were partially offset by higher non-trading revenue related to securitization activity, the impact of the stronger U.S. dollar and higher net securities gains. Investment and Corporate Banking revenue increased $22 million or 1%, due to higher corporate banking-related revenue, the prior-year markdown on loan underwriting commitments and the impact of the stronger U.S. dollar, partially offset by lower underwriting and advisory revenue and lower net securities gains.

Total provision for credit losses was $17 million, compared with a recovery of $25 million in the prior year. The recovery on provision for credit losses on impaired loans was $2 million, compared with a recovery of $37 million in the prior year. There was a $19 million provision for credit losses on performing loans in the current year, compared with a $12 million provision in the prior year.

Non-interest expense was $3,227 million, an increase of $337 million or 12% from the prior year, driven by higher legal provisions, higher technology costs, and higher travel and business development costs, and the impact of the stronger U.S. dollar.

Average gross loans and acceptances increased $15.5 billion or 26% from the prior year, due to higher lending activity across loan portfolios and the impact of the stronger U.S. dollar.

For further information on non-GAAP amounts, measures and ratios in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Third Quarter Report 2023 33

Corporate Services (1)

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q3-2022	YTD-2023	YTD-2022
Net interest income before group teb offset	(155)	(206)	(16)	(813)	(26)
Group teb offset	(89)	(92)	(67)	(259)	(202)
Net interest income (teb)	(244)	(298)	(83)	(1,072)	(228)
Non-interest revenue	3	49	(892)	(1,590)	3,137
Total revenue (teb)	(241)	(249)	(975)	(2,662)	2,909
Provision for (recovery of) credit losses on impaired loans	3	3	(2)	2	(5)
Provision for (recovery of) credit losses on performing loans	-	702	(2)	701	-
Total provision for (recovery of) credit losses	3	705	(4)	703	(5)
Non-interest expense	730	855	152	2,019	438
Income (loss) before income taxes	(974)	(1,809)	(1,123)	(5,384)	2,476
Provision for (recovery of) income taxes (teb)	(324)	(554)	(369)	(1,268)	536
Reported net income (loss)	(650)	(1,255)	(754)	(4,116)	1,940
Net income attributable to non-controlling interest in subsidiaries	-	3	-	3	-
Dividends on preferred shares and distributions on other equity instruments	8	95	18	112	61
Net income (loss) available to common shareholders	(658)	(1,353)	(772)	(4,231)	1,879
Initial provision for credit losses on purchased performing loans (2)	-	517	-	517	-
Acquisition and integration costs (3)	363	545	61	1,086	94
Impact of divestitures (4)	-	-	6	-	63
Management of fair value changes on the purchase of Bank of the West (5)	-	-	694	1,461	(2,331)
Legal provision (6)	(3)	6	-	9	-
Impact of Canadian tax measures (7)	131	-	-	502	-
Adjusted net income (loss)	(159)	(187)	7	(541)	(234)
Adjusted net income (loss) available to common shareholders	(167)	(285)	(11)	(656)	(295)
Adjusted total revenue	(100)	(242)	(30)	(497)	(242)
Adjusted total provision for credit losses	3	-	(4)	(2)	(5)
Adjusted non-interest expense	228	133	63	558	291

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (8)	209	97	(666)	(1,124)	2,586
Total provision for (recovery of) credit losses	4	517	(2)	520	(4)
Non-interest expense	463	583	60	1,281	88
Provision for (recovery of) income taxes (teb)	(82)	(269)	(199)	(812)	649
Reported net income (loss)	(176)	(734)	(525)	(2,113)	1,853
Adjusted total revenue	211	102	76	393	72
Adjusted non-interest expense	100	54	(4)	213	43
Adjusted net income (loss)	96	49	68	171	43

(1)	Adjusted results in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Q2-2023 reported net income included an initial provision for credit losses of $517 million ($705 million pre-tax) on the purchased Bank of the West performing loan portfolio.
(3)

Reported net income included acquisition and integration costs related to the acquisition of Bank of the West, recorded in non-interest expense: Q3-2023 included $363 million ($487 million pre-tax), Q2-2023 included $545 million ($722 million pre-tax) and Q3-2022 included $61 million ($82 million pre-tax). YTD-2023 included $1,086 million ($1,444 million pre-tax) and YTD-2022 included $94 million ($125 million pre-tax).

(4)

Reported net income in 2022 included the impact of divestitures of our EMEA and U.S. Asset Management business. Q3-2022 included expenses of $6 million ($7 million pre-tax). YTD-2022 included $63 million ($43 million pre-tax), comprising non-interest revenue of $21 million pre-tax and non-interest expense of $22 million pre-tax.

(5)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill. Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $38 million pre-tax interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income. YTD-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses and $383 million of pre-tax losses. YTD-2022 included revenue of $2,331 million ($3,172 million pre-tax), comprising $2,967 million of pre-tax mark-to-market gains and $205 million of pre-tax net interest income. For further information on this acquisition refer to the Recent Acquisitions section.

(6)

Q3-2023 reported net income included a net recovery of $3 million ($4 million pre-tax) related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising a $3 million pre-tax interest expense, net of a $7 million pre-tax adjustment to the provision recorded in non-interest expense. Q2-2023 included a provision of $6 million ($7 million pre-tax). YTD-2023 included $9 million ($11 million pre-tax), comprising interest expense of $16 million pre-tax and a $5 million pre-tax recovery of non-interest expense, including legal fees of $2 million pre-tax. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(7)

Reported net income included the impact of certain tax measures enacted by the Canadian government. Q3-2023 included a charge of $131 million ($160 million pre-tax) related to the amended GST/HST definition for financial services, comprising $115 million ($138 million pre-tax) recorded in non-interest revenue and $16 million ($22 million pre-tax) recorded in non-interest expense. YTD-2023 was $502 million ($531 million pre-tax), comprising $115 million ($138 million pre-tax) recorded in non-interest revenue, $16 million ($22 million pre-tax) recorded in non-interest expense and $371 million recorded in income taxes.

(8)

Group teb offset amounts for our U.S. businesses were US$6 million in Q3-2023, US$6 million in Q2-2023 and US$8 million in Q3-2022; and US$18 million for YTD Q3-2023 and US$24 million for YTD Q3-2022, recorded in revenue and provision for (recovery of) income taxes.

  Adjusted results exclude the impact of the items described in footnotes (2) to (8).

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate, and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and provides cyber security and operations services.

The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

34 BMO Financial Group Third Quarter Report 2023

Q3 2023 vs. Q3 2022

Corporate Services reported net loss was $650 million, compared with a reported net loss of $754 million in the prior year, and adjusted net loss was $159 million, compared with an adjusted net income of $7 million. The current quarter included a charge related to certain tax measures enacted by the Canadian government. The prior year included a fair value management loss related to the acquisition of Bank of the West, as well as the impact of divestitures related to the sale of our EMEA Asset Management business. Results in both quarters included acquisition and integration costs related to Bank of the West. Reported net loss was lower due to the items noted above.

Adjusted net loss excluded the above factors and was primarily driven by higher expenses, due to the impact of Bank of West and severance costs, and lower revenue due to treasury-related activities, including lower securities gains, and lower earnings on the investment of unallocated capital, partially offset by the impact of Bank of the West, including the accretion of purchase accounting fair value marks on loans and deposits and the discount on securities, net of the amortization of the fair value hedge.

Q3 2023 vs. Q2 2023

Reported net loss was $650 million, compared with a reported net loss of $1,255 million in the prior quarter, and adjusted net loss was $159 million, compared with $187 million. The current quarter included the adjusting items noted above. In addition, the prior quarter included an initial provision for credit losses on the purchased Bank of the West performing loan portfolio. Reported net loss was lower due to the items noted above.

Adjusted net loss excluded the above factors and was driven by higher revenue due to treasury-related activities, partially offset by higher expenses due to severance.

Q3 YTD 2023 vs. Q3 YTD 2022

Reported net loss was $4,116 million, compared with a reported net income of $1,940 million in the prior year. Results reflected the items noted above, as well as a tax expense related to certain tax measures enacted by the Canadian government in the first quarter of 2023, the impact of fair value management actions in both years, and the impact of divestitures related to the sale of our EMEA Asset Management business in the prior year.

Adjusted net loss was $541 million, compared with an adjusted net loss of $234 million in the prior year, due to lower revenue and higher expenses.

Lower revenue was driven by treasury-related activities, including lower securities gains, partially offset by the impact of Bank of the West, including the accretion of purchase accounting fair value marks on loans and deposits and the discount on securities, net of the amortization of the fair value hedge. Higher expenses were primarily due to the impact of Bank of the West and severance costs.

For further information on non-GAAP amounts in this Review of Operating Groups’ Performance section, refer to the Non-GAAP and Other Financial Measures section.

BMO Financial Group Third Quarter Report 2023 35

Summary Quarterly Earnings Trends (1)

(Canadian $ in millions, except as noted)	Q3-2023	Q2-2023	Q1-2023	Q4-2022	Q3-2022	Q2-2022	Q1-2022	Q4-2021
Revenue (1)	7,929	8,440	6,470	10,570	6,099	9,318	7,723	6,573
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	4	591	1,193	(369)	413	(808)	81	97
Revenue, net of CCPB (1)	7,925	7,849	5,277	10,939	5,686	10,126	7,642	6,476
Provision for credit losses on impaired loans	333	243	196	192	104	120	86	84
Provision for (recovery of) credit losses on performing loans	159	780	21	34	32	(70)	(185)	(210)
Total provision for (recovery of) credit losses	492	1,023	217	226	136	50	(99)	(126)
Non-interest expense	5,638	5,573	4,421	4,776	3,859	3,713	3,846	3,803
Income before income taxes	1,795	1,253	639	5,937	1,691	6,363	3,895	2,799
Provision for income taxes	341	194	392	1,454	326	1,607	962	640
Reported net income	1,454	1,059	247	4,483	1,365	4,756	2,933	2,159
Initial provision for credit losses on purchased performing loans (2)	-	517	-	-	-	-	-	-
Acquisition and integration costs (3)	370	549	181	145	62	28	10	1
Amortization of acquisition-related intangible assets (4)	85	85	6	6	5	6	6	14
Impact of divestitures (5)	-	-	-	(8)	6	9	48	52
Management of fair value changes on the purchase of Bank of the West (6)	-	-	1,461	(3,336)	694	(2,612)	(413)	-
Legal Provision (8)	(3)	6	6	846	-	-	-	-
Impact of Canadian tax measures (9)	131	-	371	-	-	-	-	-
Adjusted net income	2,037	2,216	2,272	2,136	2,132	2,187	2,584	2,226

Operating group reported net income

Canadian P&C reported net income	915	861	980	917	965	940	1,004	933
Acquisition and integration costs (3)	6	2	-	-	-	-	-	-
Amortization of acquisition-related intangible assets (4)	2	1	-	-	-	1	-	-
Canadian P&C adjusted net income	923	864	980	917	965	941	1,004	933
U.S. P&C reported net income	576	789	698	660	568	588	681	509
Amortization of acquisition-related intangible assets (4)	77	77	1	2	1	1	1	6
U.S. P&C adjusted net income	653	866	699	662	569	589	682	515
BMO Wealth Management reported net income	303	284	277	298	324	314	315	345
Amortization of acquisition-related intangible assets (4)	1	1	1	-	1	1	1	4
BMO Wealth Management adjusted net income	304	285	278	298	325	315	316	349
BMO Capital Markets reported net income	310	380	503	357	262	448	705	531
Acquisition and integration costs (3)	1	2	3	2	1	2	3	1
Amortization of acquisition-related intangible assets (4)	5	6	4	4	3	3	4	4
BMO Capital Markets adjusted net income	316	388	510	363	266	453	712	536
Corporate Services reported net income (loss)	(650)	(1,255)	(2,211)	2,251	(754)	2,466	228	(159)
Initial provision for credit losses on purchased performing loans (2)	-	517	-	-	-	-	-	-
Acquisition and integration costs (3)	363	545	178	143	61	26	7	-
Impact of divestitures (5)	-	-	-	(8)	6	9	48	52
Management of fair value changes on the purchase of Bank of the West (6)	-	-	1,461	(3,336)	694	(2,612)	(413)	-
Legal Provision (7)	(3)	6	6	846	-	-	-	-
Impact of Canadian tax measures (8)	131	-	371	-	-	-	-	-
Corporate Services adjusted net income (loss)	(159)	(187)	(195)	(104)	7	(111)	(130)	(107)
Basic earnings per share ($)	1.97	1.31	0.30	6.52	1.96	7.15	4.44	3.24
Diluted earnings per share ($)	1.97	1.30	0.30	6.51	1.95	7.13	4.43	3.23
Adjusted diluted earnings per share ($)	2.78	2.93	3.22	3.04	3.09	3.23	3.89	3.33

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, as well as reported ratios calculated net of CCPB and adjusted results, measures and ratios in this table are non-GAAP. For further information, refer to the Non-GAAP and Other Financial Measures section, and for details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)	Q2-2023 reported net income included $517 million ($705 million pre-tax) of provision for credit losses on the acquired Bank of the West performing loan portfolio.
(3)

Reported net income included acquisition and integration costs recorded in non-interest expense. Costs related to the acquisition of Bank of the West were recorded in Corporate Services: Q3-2023 included $363 million ($487 million pre-tax), Q2-2023 included $545 million ($722 million pre-tax), Q1-2023 included $178 million ($235 million pre-tax), Q4-2022 included $143 million ($191 million pre-tax), Q3-2022 included $61 million ($82 million pre-tax), Q2-2022 included $26 million ($35 million pre-tax) and Q1-2022 included $7 million ($8 million pre-tax). Costs related to Radicle and Clearpool were recorded in BMO Capital Markets: Q3-2023 included $1 million ($2 million pre-tax), Q2-2023 included $2 million ($2 million pre-tax), Q1-2023 included $3 million ($4 million pre-tax), Q4-2022 included $2 million ($2 million pre-tax), Q3-2022 included $1 million ($2 million pre-tax), Q2-2022 included $2 million ($2 million pre-tax), Q1-2022 included $3 million ($4 million pre-tax) and Q4-2021 included $1 million ($1 million pre-tax). Costs related to the acquisition of AIR MILES were recorded in P&C Canada: Q3-2023 included $6 million ($8 million pre-tax) and Q2-2023 included $2 million ($3 million pre-tax).

(4)

Reported net income included amortization of acquisition-related intangible assets recorded in non-interest expense in the related operating group: Q3-2023 and Q2-2023 both included $85 million ($115 million pre-tax), Q1-2023 and Q4-2022 both included $6 million ($8 million pre-tax), Q3-2022 included $5 million ($7 million pre-tax), Q2-2022 and Q1-2022 both included $6 million ($8 million pre-tax), and Q4-2021 included $14 million ($20 million pre-tax).

(5)

Reported net income in fiscal 2022 and 2021 included the impact of divestitures related to the sale of our EMEA and U.S. Asset Management business, recorded in Corporate Services. Q4-2022 included an $8 million ($6 million pre-tax) recovery of non-interest expense; Q3-2022 included expenses of $6 million ($7 million pre-tax); Q2-2022 included a gain of $6 million ($8 million pre-tax) related to the transfer of certain U.S. asset management clients recorded in revenue and expenses of $15 million ($18 million pre-tax); and Q1-2022 included a $29 million (pre-tax and after-tax) loss related to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue, a $3 million pre-tax net recovery of non-interest expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business. Q4-2021 included expenses of $52 million ($62 million pre-tax).

(6)

Reported net income included revenue (losses) related to the acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill: Q1-2023 included a loss of $1,461 million ($2,011 million pre-tax), comprising $1,628 million of pre-tax mark-to-market losses on certain interest rate swaps recorded in non-interest trading revenue and $383 million of pre-tax losses on a portfolio of primarily U.S. treasuries and other balance sheet instruments recorded in net interest income; Q4-2022 included revenue of $3,336 million ($4,541 million pre-tax), comprising $4,698 million of pre-tax mark-to-market gains and $157 million pre-tax losses; Q3-2022 included a loss of $694 million ($945 million pre-tax), comprising $983 million of pre-tax mark-to-market losses and $38 million pre-tax net interest income; Q2-2022 included revenue of $2,612 million ($3,555 million pre-tax), comprising $3,433 million of pre-tax mark-to-market gains and $122 million of pre-tax net interest income; and Q1-2022 included revenue of $413 million ($562 million pre-tax), comprising $517 million of pre-tax mark-to-market gains and $45 million pre-tax net interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Recent Acquisitions section.

(7)

Reported net income included the impact of lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Q3-2023 reported net income included a net recovery of $3 million ($4 million pre-tax), comprising a $3 million pre-tax interest expense, net of a $7 million pre-tax adjustment to the provision recorded in non-interest expense. Q2-2023 included interest expense of $6 million ($7 million pre-tax) and Q1-2023 included $6 million ($8 million pre-tax) comprising interest expense of $6 million pre-tax and legal fees of $2 million pre-tax. Q4-2022 included a provision of $846 million ($1,142 million pre-tax), comprising interest expense of $515 million pre-tax and non-interest expense of $627 million pre-tax, including legal fees of $22 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

(8)

Reported net income included the impact of certain tax measures enacted by the Canadian government. Q3-2023 included a charge of $131 million ($160 million pre-tax) related to the amended GST/HST definition for financial services, comprising $115 million ($138 million pre-tax) recorded in non-interest revenue and $16 million ($22 million pre-tax) recorded in non-interest expense. Q1-2023 included a one-time tax expense of $371 million comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement. These amounts were recorded in Corporate Services.

36 BMO Financial Group Third Quarter Report 2023

BMO’s quarterly earnings trends were reviewed in detail in the Summary Quarterly Earnings Trends section of BMO’s 2022 Annual Report. Earnings in certain quarters are impacted by modest seasonal factors, such as higher employee expenses due to higher employee benefits and stock-based compensation for employees eligible to retire that are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Quarterly earnings are also impacted by foreign currency translation. On February 1, 2023, we completed the acquisition of Bank of the West, contributing to the increase in revenue and expenses beginning the second quarter of 2023, with operating results primarily allocated to our U.S. P&C and BMO Wealth Management businesses. We completed the sale of our EMEA Asset Management business in the first quarter of 2022, which reduced revenue and expenses in BMO Wealth Management in 2022, relative to 2021. The table above outlines summary results for the fourth quarter of 2021 through the third quarter of 2023.

Earnings Trends

Financial performance has demonstrated good operating momentum and benefitted from the strength and diversification of our businesses. The past two quarters reflected the inclusion of Bank of the West and recent quarters were impacted by a higher interest rate environment resulting in higher net interest income, uncertain economic conditions resulting in lower client activity in our market sensitive businesses, as well as higher provisions for credit losses from historically low levels. Performance in the first half of 2022 and in 2021 benefitted from stronger markets and client activity in BMO Wealth Management and BMO Capital Markets, and good volume growth in our P&C businesses.

Reported results in the third quarter and first quarter of 2023 included the impact of certain tax measures enacted by the Canadian government, impacting revenue, expenses and provision for income taxes. The second quarter of 2023 included an initial provision for credit losses on the purchased Bank of the West performing loan portfolio. The first quarter of 2023 and fiscal 2022 included revenue (losses) resulting from fair value management actions related to the impact of interest rate changes between the announcement and closing of the Bank of the West acquisition on its fair value and goodwill. The fourth quarter of 2022 included a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank. Results in 2022 and 2021 included the impact of divestitures related to the sale of our EMEA and U.S. Asset Management business. All periods included acquisition and integration costs, and the amortization of acquisition-related intangible assets, which increased in recent quarters due to the acquisition of Bank of the West.

Revenue in our P&C businesses benefitted from customer acquisition, higher volumes and margin expansion, reflective of higher rate environments in both Canada and the United States. Revenue in BMO Wealth Management benefitted from steady growth in client assets and higher net interest income, while non-interest revenue was impacted by fluctuations in global markets. Insurance revenue, net of CCPB, is subject to variability, resulting from changes in interest rates and equity markets. BMO Capital Markets has been impacted in recent quarters by a slower underwriting environment, partially offset by higher corporate banking-related revenue.

As the economy recovered from the economic downturn brought on by the pandemic, we recorded lower provisions for credit losses on impaired loans, as well as recoveries of provisions for credit losses on performing loans, which reflected an improving economic outlook, favourable credit conditions and positive credit migration. During the past year, impaired provisions have been returning to more normalized levels and the performing allowance has increased, largely reflecting portfolio credit migration.

Non-interest expense growth was driven by investments to drive revenue growth and efficiency improvement and reflected higher employee-related costs, including sales force expansion, higher salaries and performance-based compensation, as well as higher technology and advertising costs. The current quarter included severance costs to accelerate efficiency initiatives across the enterprise, as well as the impact of legal provisions in BMO Capital Markets.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by certain tax measures enacted by the Canadian government as noted above, fair value management actions relating to the acquisition of Bank of the West in the preceding six quarters, and the sale of our EMEA and U.S. Asset Management businesses in 2022 and 2021.

For further information on non-GAAP amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the Non-GAAP and Other Financial Measures section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2022, as described in Note 27 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

BMO Financial Group Third Quarter Report 2023 37

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2022 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customer’s needs. We do not consolidate any of the Canadian and U.S. customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2022. Bank of the West acquisition had nominal impact on our off-balance sheet exposure.

Accounting Policies and Critical Accounting Estimates and Judgments

Significant accounting policies are described in BMO’s 2022 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2022, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. A significant increase in credit risk considers many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions may change over time, and the impact of any such change will be recorded in future periods

Our total allowance for credit losses as at July 31, 2023, was $3,986 million ($2,998 million as at October 31, 2022) and comprised an allowance on performing loans of $3,400 million and an allowance on impaired loans of $586 million ($2,441 million and $557 million, respectively, as at October 31, 2022). The allowance on performing loans increased $959 million from the fourth quarter of 2022, primarily driven by the initial provision on the Bank of the West performing loans and portfolio credit migration.

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group.

When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including the equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single factor to which the allowances as a whole are sensitive.

Information on the Provision for Credit Losses for the three and nine months ended July 31, 2023, can be found in the Total Provision for Credit Losses section.

For additional information, refer to Risk Management section, Allowance for Credit Losses section of BMO’s 2022 Annual Report, Note 4 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.

Acquisition of Bank of the West – Valuation of Assets and Liabilities

Significant judgment and assumptions were used to determine fair value of the Bank of the West assets and liabilities, including the loan portfolio, core-deposit and other relationship intangible assets and fixed-maturity deposits.

For additional information, refer to Note 1 to the unaudited interim consolidated financial statements.

Caution

This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

38 BMO Financial Group Third Quarter Report 2023

Disclosure for Global Systemically Important Banks (G-SIB)

Indicator values have been reported based on regulatory requirements for consolidation and therefore, insurance and other non-banking information is only included insofar as it is included in the regulatory consolidation of the group or as otherwise specified by the assessment methodology. This level of consolidation differs from that used in the consolidated financial statements. Results may therefore not be comparable to other disclosures in this report.

The “underwritten transactions in debt and equity markets” G-SIB indicator previously disclosed in the first quarter of 2023 has been subsequently revised, as reflected in the table below.

Disclosure for Global Systemically Important Banks

		As at October 31
(Canadian $ in millions)	Indicators	2022	2021
A. Cross-jurisdictional activity	1. Cross-jurisdictional claims	552,634	503,481
	2. Cross-jurisdictional liabilities	527,644	472,642
B. Size	3. Total exposures as defined for use in the Basel III leverage ratio	1,286,878	1,135,164
C. Interconnectedness	4. Intra-financial system assets	172,647	142,328
	5. Intra-financial system liabilities	78,230	71,275
	6. Securities outstanding	322,757	283,723
D. Substitutability/Financial institution infrastructure	7. Payments activity (1)	29,383,078	33,313,613
	8. Assets under custody	320,251	207,267
	9. Underwritten transactions in debt and equity markets (2)	96,507	110,126
	10. Trading volume (includes the two sub indicators)
	Trading volume fixed income sub indicator	11,516,502	12,001,515
	Trading volume equities and other securities sub indicator	4,779,866	2,733,512
E. Complexity	11. Notional amount of over-the-counter (OTC) derivatives	7,662,199	5,787,189
	12. Trading, FVTPL and FVOCI securities (3)	54,178	52,472
	13. Level 3 assets	5,289	3,263

(1)	Includes intercompany transactions that are cleared through a correspondent bank.
(2)	The underwritten transactions in debt and equity markets indicator for October 31, 2022, and 2021 have been revised.
(3)	FVTPL: Fair value through profit or loss; FVOCI: Fair value through other comprehensive income.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report and in Note 1 of the unaudited interim consolidated financial statements.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section of BMO’s 2022 Annual Report.

New Canadian Tax Measures

On August 4, 2023, the Canadian government released proposed legislation on a number of measures, including a 2% tax on share buybacks that occur after December 31, 2023, and the Organisation for Economic Co-operation and Development (OECD)/Group of 20 (G20) Inclusive Framework on Base Erosion and Profit Shifting’s two-pillar plan for international tax reform which will establish rules for a 15% global minimum tax, for fiscal years of multinational enterprises that begin on or after December 31, 2023.

On June 22, 2023, the Canadian government enacted legislation to amend the definition of financial service to make payment card clearing services taxable for GST/HST purposes, retroactive to the enactment of the GST. The current quarter included a one-time charge of $131 million ($160 million pre-tax), comprising $138 million pre-tax recorded in non-interest revenue and $22 million pre-tax recorded in non-interest expense, both in Corporate Services.

In addition, the 2023 Canadian Federal Budget proposed a number of tax measures, including a tax rule that would, in certain circumstances, deny any deductions for dividends that are received after 2023. On December 15, 2022, the Canadian government enacted legislation related to tax measures that are applicable to certain Canadian companies in a bank or life insurer group, including a one-time 15% tax (referred to as the Canada Recovery Dividend, or CRD), based on the average taxable income for fiscal 2020 and fiscal 2021, less a $1 billion exemption, payable in equal instalments over five years. The legislation also included a permanent 1.5% increase in the tax rate, based on taxable income above $100 million (effective for taxation years that end after April 7, 2022, and pro-rated for the first year). The first quarter of 2023 included a one-time tax expense of $371 million, comprising a Canada Recovery Dividend (CRD) of $312 million and $59 million related to the pro-rated fiscal 2022 impact of the 1.5% tax rate increase, net of a deferred tax asset remeasurement. These amounts were recorded in Corporate Services.

U.S. Regulatory Developments

Following the closing of the acquisition of the Bank of the West and the increasing size and scope of our U.S. operations, BMO’s U.S. Holding Company, BMO Financial Corp (BFC) is expected to meet the threshold for designation as a Category III firm under the Federal Reserve Board’s Enhanced

BMO Financial Group Third Quarter Report 2023 39

Prudential Standards. This change will require BFC to meet certain increased regulatory requirements related to capital, liquidity, risk management, and governance.

On July 27, 2023, the U.S. banking agencies issued new rule proposals that would revise the regulatory capital framework for large bank holding companies and their depository institutions, including BMO Financial Corp. and BMO Harris Bank N.A. These proposals would implement the risk-based capital standards contained in what are known as the Basel III endgame reforms published by the Basel Committee on Banking Supervision. The impact of these rule proposals on our results will depend on the final rules issued by the U.S. banking agencies.

On May 11, 2023, the FDIC issued a notice of proposed ruling for public comment regarding special assessments on depository institutions, to recover the losses to the Deposit Insurance Fund that were attributable to the costs of covering uninsured deposits of Silicon Valley Bank and Signature Bank. The proposed rule provides that the special assessment would be assessed at an annual rate of approximately 12.5 basis points on a U.S. depository institution’s estimated uninsured deposits. The impact of this proposed ruling on our results will depend on the final rules issued by the FDIC.

Sustainability-Related Regulatory Developments

On March 7, 2023, the Office of the Superintendent of Financial Institutions (OSFI) published its final version of Guideline B-15: Climate Risk Management (Guideline B-15), setting out its expectations for the management of climate-related risks for Canadian Federally Regulated Financial Institutions (FRFIs). Guideline B-15 aims to support FRFIs in developing greater resilience to, and management of these risks, by focusing on enhancements to governance and climate-related financial disclosures. The bank has been monitoring the development and publication of Guideline B-15 and is implementing plans that will prepare us to meet OSFI’s expectations when the first set of OSFI-mandated disclosures is due on April 29, 2025. Other OSFI-mandated disclosures will be effective fiscal year-end 2025.

On June 26, 2023, the International Sustainability Standards Board (ISSB) issued two standards: IFRS S1, General Requirements for Disclosure of Sustainability-Related Financial Information, and IFRS S2, Climate-Related Disclosures (the Standards). The Standards aim to provide common language and a global baseline for disclosing material sustainability and climate-related risks and opportunities of a public issuer. The Standards will apply to annual reporting periods beginning on or after January 1, 2024. For BMO, they would come into effect for fiscal 2025 on a voluntary basis, unless required by our regulators. We will continue to monitor any updates and future developments.

Interbank Offered Rate (IBOR) Reform

On July 27, 2023, the Canadian Alternative Reference Rate working group (CARR) announced that lenders may not offer new Canadian Dollar Offered Rate (CDOR) and Bankers Acceptances (BAs) loans after November 1, 2023, which will assist with the Canadian loan markets’ move away from CDOR and BAs by the June 2024 cessation date. The announcement does not impact our project plans.

Caution

This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2022 Annual Report. The following is an update to the 2022 Annual Report.

Update on General Economic Conditions

Evolving economic conditions have the potential to materially impact BMO’s financial results, operational efficiency, strategic direction and our clients and customers. The North American economies continue to face headwinds, including high interest rates, tighter lending conditions, global geopolitical risks, and high household indebtedness in Canada, though growth has shown some resilience amid support from excess savings and continued strong demand for travel, entertainment and automobiles. Recent North American economic data have shown an improving trend in inflation in both Canada and the Unites States. Despite recent policy rate increases by the Bank of Canada and the Federal Reserve, the monetary tightening cycle is expected to be largely complete. Going forward, economic growth opportunities in North America could be impacted by further rate increases if inflation fails to decline further. This would present particularly acute risks for real estate backed portfolios. Commercial real estate is already impacted by higher interest rates and increased vacancies, which could produce losses in the short term.

While market volatility caused by certain regional bank failures in the United States has lessened with no further collapses, there continues to be stress in the U.S. banking sector with increasing provisions for loan losses across the industry and a slowdown in growth. Moreover, recent credit downgrades in the sector by some Nationally Recognized Statistical Rating Organizations highlight continued challenges for the sector and the risk of a slowdown in credit availability that could impact economic growth in the United States.

To identify any significant changes and impact to our operations and to our clients and customers, management monitors the economic environment regularly. Appropriate mitigating actions are implemented to respond to uncertainties and reduce any impact on our bank’s results.

40 BMO Financial Group Third Quarter Report 2023

Real Estate Secured Lending

Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

(Canadian $ in millions, except as noted)	Residential mortgages	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at July 31, 2023	147,704	35,520	183,224	13,021	196,245
As at April 30, 2023	143,816	34,957	178,773	13,138	191,911

Residential Mortgages (1)

	July 31, 2023					As at April 30, 2023
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,271	3,393	6,664	3.9%	70%	3,240	3,319	6,559	3.9%	71%
Quebec	9,116	12,765	21,881	12.7%	71%	9,028	12,416	21,444	12.9%	71%
Ontario	14,460	55,134	69,594	40.4%	70%	14,482	52,554	67,036	40.2%	71%
Alberta	9,729	7,282	17,011	9.9%	73%	9,770	7,045	16,815	10.1%	73%
British Columbia	4,679	24,002	28,681	16.7%	67%	4,700	23,415	28,115	16.9%	67%
All other Canada	2,238	1,635	3,873	2.3%	73%	2,231	1,616	3,847	2.3%	74%
Total Canada	43,493	104,211	147,704	85.9%	70%	43,451	100,365	143,816	86.3%	71%
United States	16	24,143	24,159	14.1%	79%	26	22,891	22,917	13.7%	74%
Total	43,509	128,354	171,863	100.0%	72%	43,477	123,256	166,733	100.0%	71%

Home Equity Lines of Credit (HELOC) (1)

	July 31, 2023					As at April 30, 2023
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (4)	Outstanding Balances	%	Authorizations	%	Average LTV (4)
Atlantic	994	1.8%	1,906	1.7%	62%	981	1.8%	1,876	1.7%	59%
Quebec	9,101	16.6%	17,907	16.0%	68%	9,029	16.6%	17,612	15.9%	67%
Ontario	24,487	44.8%	45,037	40.4%	60%	24,231	44.5%	44,401	40.1%	59%
Alberta	3,208	5.9%	6,953	6.2%	64%	3,231	5.9%	6,934	6.3%	60%
British Columbia	10,004	18.3%	18,755	16.8%	61%	9,876	18.1%	18,438	16.6%	58%
All other Canada	747	1.4%	1,475	1.3%	67%	747	1.4%	1,471	1.3%	68%
Total Canada	48,541	88.8%	92,033	82.4%	62%	48,095	88.3%	90,732	81.9%	61%
United States	6,147	11.2%	19,639	17.6%	60%	6,383	11.7%	20,057	18.1%	61%
Total	54,688	100.0%	111,672	100.0%	62%	54,478	100.0%	110,789	100.0%	61%

(1)	Reporting methodologies are in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) B-20 guideline.
(2)	Region is based upon address of the property mortgaged.
(3)	Portfolio insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)	Loan-to-Value (LTV) is based on the value of the property at mortgage origination and outstanding balances for mortgages, authorized amounts for HELOCs.

Residential Mortgages by Remaining Term of Amortization (1) (2)

	As at July 31, 2023
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	> 30 Years %
Canada (3)	0.8%	2.6%	6.0%	13.4%	31.6%	15.8%	29.8%
United States (4)	0.5%	2.3%	6.0%	2.8%	11.1%	76.1%	1.2%
Total	0.8%	2.6%	6.0%	11.9%	28.6%	24.3%	25.8%

	As at April 30, 2023
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	> 30 Years %
Canada (3)	0.8%	2.6%	6.0%	13.5%	31.8%	14.3%	31.0%
United States (4)	0.5%	2.6%	6.6%	2.9%	12.3%	73.8%	1.3%
Total	0.8%	2.6%	6.1%	12.1%	29.0%	22.5%	26.9%

(1)	Remaining amortization is based upon current balance, interest rate, customer payment amount and payment frequency in Canada. Contractual payment schedule is used in the United States.
(2)	Reporting methodologies are in accordance with OSFI’s B-20 guideline.
(3)

As a result of increases in interest rates, the portfolio included $32.8 billion ($28.4 billion as at April 30, 2023) of variable rate mortgages in negative amortization, where all of the contractual payment is currently being applied to interest and the portion of interest requirement not met by the payment is being added to the principal.

(4)	A large proportion of U.S. based mortgages in the longer amortization band are primarily driven by modification programs for troubled borrowers and regulator-initiated mortgage refinance programs.

BMO Financial Group Third Quarter Report 2023 41

Market Risk

BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2022 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at July 31, 2023				As at October 31, 2022
	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk

Cash and cash equivalents	81,262	-	81,262	-	87,466	-	87,466	-	Interest rate
Interest bearing deposits with banks	4,658	166	4,492	-	5,734	142	5,592	-	Interest rate
Securities (3)	311,830	124,631	187,199	-	273,262	108,303	164,959	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	113,442	-	113,442	-	113,194	-	113,194	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	630,837	3,694	627,143	-	551,339	3,501	547,838	-	Interest rate, foreign exchange
Derivative instruments	33,153	28,854	4,299	-	48,160	45,537	2,623	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	9,554	-	9,554	-	13,235	-	13,235	-	Interest rate
Other assets	63,818	5,517	23,105	35,196	46,809	3,030	26,561	17,218	Interest rate
Total Assets	1,248,554	162,862	1,050,496	35,196	1,139,199	160,513	961,468	17,218

Liabilities Subject to Market Risk

Deposits	883,569	35,759	847,810	-	769,478	26,305	743,173	-	Interest rate, foreign exchange
Derivative instruments	43,276	37,328	5,948	-	59,956	46,803	13,153	-	Interest rate, foreign exchange
Acceptances	9,554	-	9,554	-	13,235	-	13,235	-	Interest rate
Securities sold but not yet purchased	46,442	46,442	-	-	40,979	40,979	-	-
Securities lent or sold under repurchase agreements	96,149	-	96,149	-	103,963	-	103,963	-	Interest rate
Other liabilities	87,308	64	87,168	76	72,400	60	71,815	525	Interest rate
Subordinated debt	8,062	-	8,062	-	8,150	-	8,150	-	Interest rate
Total Liabilities	1,174,360	119,593	1,054,691	76	1,068,161	114,147	953,489	525

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.
(3)	For more information on securities, refer to Note 2 of the unaudited interim consolidated financial statements.

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) decreased quarter-over-quarter due to changes in equity risks and Average Total Trading Stressed Value at Risk (SVaR) increased due to changes in interest rate and mortgage trading risks.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1) (2)

	For the quarter ended July 31, 2023				April 30, 2023	July 31, 2022
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	2.8	2.4	3.5	1.7	1.7	3.4
Equity VaR	11.4	12.5	18.9	8.5	15.7	13.8
Foreign exchange VaR	4.4	3.4	5.3	2.1	3.2	1.7
Interest rate VaR (3)	21.5	26.9	38.3	20.5	27.8	19.5
Debt-specific risk	9.5	10.1	12.7	7.9	11.1	7.0
Diversification	(27.9)	(24.7)	nm	nm	(25.5)	(16.8)
Total Trading VaR	21.7	30.6	44.2	21.7	34.0	28.6
Total Trading SVaR	79.8	75.3	89.9	53.2	73.7	54.7

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)	Interest rate VaR includes general credit spread risk.

  nm - not meaningful

42 BMO Financial Group Third Quarter Report 2023

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising rates and benefit to falling rates decreased relative to April 30, 2023, and structural earnings benefit to rising interest rates and exposure to falling interest rates increased relative to April 30, 2023, both primarily due to a decrease in fixed rate assets.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2)

	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)			July 31, 2023	April 30, 2023	July 31, 2022			July 31, 2023	April 30, 2023	July 31, 2022
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(811.0)	(704.5)	(1,515.5)	(2,001.5)	(809.8)	41.9	266.1	308.0	281.5	524.8
100 basis point decrease	687.0	239.9	926.9	1,355.5	48.9	(53.2)	(294.4)	(347.7)	(323.7)	(761.6)

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)

The impact of insurance market risk is not reflected in the table. Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at July 31, 2023 would result in an increase in earnings before tax of $12 million ($46 million as at April 30, 2023 and $40 million as at July 31, 2022). A 100 basis point decrease in interest rates as at July 31, 2023 would result in a decrease in earnings before tax of $8 million ($54 million as at April 30, 2023 and $38 million as at July 31, 2022). A 10% increase in equity market values as at July 31, 2023, would result in an increase in earnings before tax of $15 million ($15 million as at April 30, 2023 and $17 million as at July 31, 2022). A 10% decrease in equity market values as at July 31, 2023, would result in a decrease in earnings before tax of $12 million ($13 million as at April 30, 2023 and $16 million as at July 31, 2022). BMO may enter into hedging arrangements to offset changes in interest rates and equity market values on its earnings and did so during the third quarter of 2023. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of the bank’s policy benefit liabilities is reflected in other liabilities on the consolidated balance sheet.

(3)	Includes Canadian dollar and other currencies.

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the third quarter of 2023. Customer deposits increased, with underlying deposit growth largely offset by the impact of the weaker U.S. dollar. Customer loans declined, as underlying loan growth was more than offset by the impact of the weaker U.S. dollar. Wholesale funding increased, reflecting net issuances. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada, the United States and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $356.9 billion as at July 31, 2023, compared with $347.7 billion as at April 30, 2023. The increase in unencumbered liquid assets was primarily due to higher cash partially offset by lower security balances.

Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

Liquid Assets

	As at July 31, 2023					As at April 30, 2023
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)
Cash and cash equivalents	81,262	-	81,262	99	81,163	68,391
Deposits with other banks	4,658	-	4,658	-	4,658	5,275
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	148,513	99,911	248,424	139,219	109,205	120,764
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	82,109	7,785	89,894	31,763	58,131	58,558
Corporate & other debt	24,213	21,404	45,617	8,016	37,601	32,519
Corporate equity	56,995	52,408	109,403	61,652	47,751	43,878
Total securities and securities borrowed or purchased under resale agreements (3)	311,830	181,508	493,338	240,650	252,688	255,719
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	23,206	-	23,206	4,770	18,436	18,357
Total liquid assets	420,956	181,508	602,464	245,519	356,945	347,742

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered assets are defined as total gross assets less encumbered assets.
(3)	For more information on total securities, refer to Note 2 of the unaudited interim consolidated financial statements.
(4)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

BMO Financial Group Third Quarter Report 2023 43

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at July 31, 2023	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	85,920	-	99	-	85,821
Securities (5)	516,544	192,179	53,241	15,937	255,187
Loans	607,631	97,800	628	327,792	181,411
Other assets
Derivative instruments	33,153	-	-	33,153	-
Customers’ liability under acceptances	9,554	-	-	9,554	-
Premises and equipment	6,012	-	-	6,012	-
Goodwill	15,913	-	-	15,913	-
Intangible assets	5,121	-	-	5,121	-
Current tax assets	1,925	-	-	1,925	-
Deferred tax assets	2,880	-	-	2,880	-
Other assets	31,967	7,463	-	24,504	-
Total other assets	106,525	7,463	-	99,062	-
Total assets	1,316,620	297,442	53,968	442,791	522,419

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2023	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	73,770	-	104	-	73,666
Securities (5)	521,749	196,626	51,047	15,514	258,562
Loans	611,659	95,064	657	334,720	181,218
Other assets
Derivative instruments	31,960	-	-	31,960	-
Customers’ liability under acceptances	10,591	-	-	10,591	-
Premises and equipment	6,111	-	-	6,111	-
Goodwill	16,025	-	-	16,025	-
Intangible assets	5,158	-	-	5,158	-
Current tax assets	2,127	-	-	2,127	-
Deferred tax assets	2,369	-	-	2,369	-
Other assets	33,474	9,213	-	24,261	-
Total other assets	107,815	9,213	-	98,602	-
Total assets	1,314,993	300,903	51,808	448,836	513,446

(1)	Gross assets included on-balance sheet and off-balance sheet assets.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that are pledged through repurchase agreements, securities lending, derivative contracts, and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These included securities of $15.9 billion as at July 31, 2023, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $629.8 billion as at July 31, 2023, increasing from $628.5 billion as at April 30, 2023. Underlying customer deposits growth in the current quarter was largely offset by the impact of the weaker U.S. dollar.

Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $265.0 billion as at July 31, 2023, with $79.6 billion sourced as secured funding and $185.4 billion sourced as unsecured funding. Wholesale funding outstanding increased from $261.6 billion as at April 30, 2023, primarily due to net wholesale funding issuances during the current quarter. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. Additional information on deposit maturities can be found in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $356.9 billion as at July 31, 2023, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

44 BMO Financial Group Third Quarter Report 2023

Wholesale Funding Maturities (1)

	As at July 31, 2023								As at April 30, 2023
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	4,523	1,421	2,205	976	9,125	-	-	9,125	9,330
Certificates of deposit and commercial paper	13,089	21,197	33,829	25,997	94,112	-	-	94,112	91,914
Bearer deposit notes	410	356	186	213	1,165	-	-	1,165	985
Asset-backed commercial paper (ABCP)	1,285	1,407	2,130	264	5,086	-	-	5,086	2,998
Senior unsecured medium-term notes	169	3,900	2,479	13,074	19,622	16,017	28,786	64,425	64,950
Senior unsecured structured notes (2)	-	78	130	15	223	14	8,277	8,514	8,827
Secured Funding
Mortgage and HELOC securitizations	7	1,495	566	2,287	4,355	3,738	12,252	20,345	20,068
Covered bonds	-	2,536	2,303	-	4,839	3,294	22,389	30,522	28,236
Other asset-backed securitizations (3)	-	-	-	-	-	436	5,603	6,039	5,554
Federal Home Loan Bank advances	725	329	-	-	1,054	12,604	3,976	17,634	20,549
Subordinated debt	-	-	-	-	-	-	8,061	8,061	8,194
Total	20,208	32,719	43,828	42,826	139,581	36,103	89,344	265,028	261,605
Of which:
Secured	2,017	5,767	4,999	2,551	15,334	20,072	44,220	79,626	77,405
Unsecured	18,191	26,952	38,829	40,275	124,247	16,031	45,124	185,402	184,200
Total (4)	20,208	32,719	43,828	42,826	139,581	36,103	89,344	265,028	261,605

(1)

Wholesale funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the Contractual Maturities or Assets and Liabilities and Off-Balance Sheet Commitments section, and also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $48.5 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $216.5 billion as at July 31, 2023.

Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2022 Annual Report. Please also see the Risk Management section.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important for the bank in raising both capital and funding to support its business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through the wholesale markets could be reduced. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of the audited annual consolidated financial statements of BMO’s 2022 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. On June 20, 2023, Fitch affirmed its ratings for BMO and revised its outlook to stable from negative, reflecting solid and above-target capital adequacy levels following the successful close of the acquisition of Bank of the West. During the third quarter of fiscal 2023, Moody’s, Standard & Poor’s (S&P) and DBRS affirmed their ratings and maintained their stable outlook on BMO.

As at July 31, 2023
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits/ Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at July 31, 2023, we would be required to provide additional collateral to counterparties totalling $113 million, $385 million and $808 million as a result of a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group Third Quarter Report 2023 45

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI’s) Liquidity Adequacy Requirements Guideline and is summarized in the following table. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. (BFC) that is greater than 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended July 31, 2023, was 131%, equivalent to a $55.1 billion surplus above the regulatory minimum. The LCR increased 2% from 129% in the prior quarter, due to higher HQLA and lower net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

	For the quarter ended July 31, 2023
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	230.5

Cash Outflows

Retail deposits and deposits from small business customers, of which:	292.4	20.9
Stable deposits	138.2	4.1
Less stable deposits	154.2	16.8
Unsecured wholesale funding, of which:	286.3	128.9
Operational deposits (all counterparties) and deposits in networks of cooperative banks	142.9	35.5
Non-operational deposits (all counterparties)	119.0	69.0
Unsecured debt	24.4	24.4
Secured wholesale funding	*	21.5
Additional requirements, of which:	242.4	46.2
Outflows related to derivatives exposures and other collateral requirements	25.7	7.2
Outflows related to loss of funding on debt products	2.7	2.7
Credit and liquidity facilities	214.0	36.3
Other contractual funding obligations	1.3	-
Other contingent funding obligations	516.2	9.9
Total cash outflows	*	227.4

Cash Inflows

Secured lending (e.g. reverse repos)	153.3	33.4
Inflows from fully performing exposures	18.8	10.1
Other cash inflows	8.5	8.5
Total cash inflows	180.6	52.0

For the quarter ended July 31, 2023		Total adjusted value (4)
Total HQLA		230.5
Total net cash outflows		175.4
Liquidity Coverage Ratio (%) (2)		131

For the quarter ended April 30, 2023		Total adjusted value (4)
Total HQLA		229.1
Total net cash outflows		177.1
Liquidity Coverage Ratio (%)		129

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 64 business days in the third quarter of 2023.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

46 BMO Financial Group Third Quarter Report 2023

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio between the amount of available stable funding (ASF) and the amount of required stable funding (RSF). ASF represents the proportion of capital and liabilities expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 114% as at July 31, 2023, equivalent to a $86.5 billion surplus above the regulatory minimum. The NSFR increased from 113% in the prior quarter, due to higher available stable funding and lower required stable funding.

	For the quarter ended July 31, 2023
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item

Capital:	-	-	-	87.5	87.5
Regulatory capital	-	-	-	87.5	87.5
Other capital instruments	-	-	-	-	-
Retail deposits and deposits from small business customers:	229.3	51.9	32.0	59.6	340.9
Stable deposits	119.0	18.8	12.6	13.9	156.9
Less stable deposits	110.3	33.1	19.4	45.7	184.0
Wholesale funding:	268.5	255.0	57.5	108.5	271.5
Operational deposits	132.3	-	-	-	66.1
Other wholesale funding	136.2	255.0	57.5	108.5	205.4
Liabilities with matching interdependent assets	-	2.0	1.4	11.2	-
Other liabilities:	4.9			38.1	4.9
NSFR derivative liabilities	*	*	*	16.9	*
All other liabilities and equity not included in the above categories	4.9	16.2	0.2	4.8	4.9
Total ASF	*	*	*	*	704.8

Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	15.9
Deposits held at other financial institutions for operational purposes	-	0.2	-	-	0.1
Performing loans and securities:	184.8	174.3	53.2	366.0	515.4
Performing loans to financial institutions secured by Level 1 HQLA	-	72.3	2.6	0.3	3.3
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	28.6	52.8	5.9	17.7	55.1
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	112.4	37.3	36.5	195.0	298.9
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	13.0	9.4	7.8	138.2	117.8
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.0	9.4	7.8	138.2	117.8
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	30.8	2.5	0.4	14.8	40.3
Assets with matching interdependent liabilities	-	2.0	1.4	11.2	-
Other assets:	41.3	*	*	56.8	67.2
Physical traded commodities, including gold	5.9	*	*	*	5.0
Assets posted as initial margin for derivative contracts and contributions to default funds of central clearing parties	*	*	*	12.6	10.8
NSFR derivative assets	*	*	*	6.2	-
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	23.3	1.2
All other assets not included in the above categories	35.4	6.1	0.2	8.4	50.2
Off-balance sheet items	*	*	*	*	19.7
Total RSF	*	*	*	*	618.3
Net Stable Funding Ratio (%)	*	*	*	*	114

For the quarter ended April 30, 2023					Weighted Value (2)
Total ASF					704.7
Total RSF					625.5
Net Stable Funding Ratio (%)					113

*	Disclosure is not required under the NSFR disclosure standard.
(1)

Items to be reported in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

BMO Financial Group Third Quarter Report 2023 47

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									July 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and Cash Equivalents	79,014	-	-	-	-	-	-	-	2,248	81,262
Interest Bearing Deposits with Banks	3,339	714	232	264	109	-	-	-	-	4,658
Securities	3,362	6,049	6,605	4,636	6,742	24,772	64,524	138,144	56,996	311,830
Securities Borrowed or Purchased under Resale Agreements	93,924	10,322	5,649	1,568	1,729	250	-	-	-	113,442
Loans (1)
Residential mortgages	1,605	3,361	4,073	3,135	4,386	22,512	108,333	24,415	43	171,863
Consumer instalment and other personal	512	789	1,137	1,173	1,497	7,236	37,443	28,431	25,351	103,569
Credit cards	-	-	-	-	-	-	-	-	11,700	11,700
Business and government	19,349	11,295	10,214	12,437	17,804	50,420	110,344	25,999	89,363	347,225
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,520)	(3,520)
Total loans, net of allowance	21,466	15,445	15,424	16,745	23,687	80,168	256,120	78,845	122,937	630,837
Other Assets
Derivative instruments	1,962	2,425	3,012	1,798	1,946	6,940	8,464	6,606	-	33,153
Customers’ liabilities under acceptances	6,010	3,356	186	2	-	-	-	-	-	9,554
Other	3,303	586	439	14	16	10	20	7,318	52,112	63,818
Total Other assets	11,275	6,367	3,637	1,814	1,962	6,950	8,484	13,924	52,112	106,525
Total Assets	212,380	38,897	31,547	25,027	34,229	112,140	329,128	230,913	234,293	1,248,554

(Canadian $ in millions)									July 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity
Deposits (2) (3)	45,398	57,264	74,244	46,347	55,391	44,659	78,418	19,656	462,192	883,569
Other Liabilities
Derivative instruments	2,728	5,116	6,201	1,979	1,559	6,658	9,693	9,342	-	43,276
Acceptances	6,010	3,356	186	2	-	-	-	-	-	9,554
Securities sold but not yet purchased (4)	46,442	-	-	-	-	-	-	-	-	46,442
Securities lent or sold under repurchase agreements (4)	85,407	8,668	58	648	-	1,368	-	-	-	96,149
Securitization and liabilities related to structured entities	107	1,620	785	1,195	2,137	5,323	8,934	6,566	-	26,667
Other	15,291	508	1,310	100	12,727	778	2,675	6,132	21,120	60,641
Total Other Liabilities	155,985	19,268	8,540	3,924	16,423	14,127	21,302	22,040	21,120	282,729
Subordinated Debt (5)	-	-	-	-	-	-	25	8,037	-	8,062
Total Equity	-	-	-	-	-	-	-	-	74,194	74,194
Total Liabilities and Equity	201,383	76,532	82,784	50,271	71,814	58,786	99,745	49,733	557,506	1,248,554

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $29,621 million as at July 31, 2023, have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.
(5)

On August 8, 2023, we announced our intention to redeem all of our outstanding US$850 million 4.338% Subordinated Notes (NVCC) on October 5, 2023. These are classified based on their contractual maturity.

(Canadian $ in millions)									July 31, 2023
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	2,250	4,675	8,085	9,419	19,371	39,452	123,395	5,447	-	212,094
Letters of credit (2)	1,326	3,357	5,956	4,466	5,500	3,323	5,217	48	-	29,193
Backstop liquidity facilities	-	765	746	633	2,097	4,968	8,224	319	-	17,752
Leases	-	-	-	1	1	5	27	57	-	91
Purchase obligations	45	120	98	80	83	312	564	94	-	1,396

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity date.

48 BMO Financial Group Third Quarter Report 2023

(Canadian $ in millions)									October 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

On-Balance Sheet Financial Instruments

Assets

Cash and Cash Equivalents	86,003	-	-	-	-	-	-	-	1,463	87,466
Interest Bearing Deposits with Banks	3,844	1,662	86	44	98	-	-	-	-	5,734
Securities	4,189	4,284	5,480	5,375	6,060	18,272	68,521	108,072	53,009	273,262
Securities Borrowed or Purchased under Resale Agreements	83,861	21,736	5,101	2,448	48	-	-	-	-	113,194
Loans (1)
Residential mortgages	526	1,519	3,708	5,778	6,501	14,665	105,285	10,810	88	148,880
Consumer instalment and other personal	211	553	940	1,693	1,537	4,844	37,742	14,084	24,499	86,103
Credit cards	-	-	-	-	-	-	-	-	9,663	9,663
Business and government	13,003	9,595	11,724	9,300	11,394	37,250	105,009	17,776	94,259	309,310
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,617)	(2,617)
Total loans, net of allowance	13,740	11,667	16,372	16,771	19,432	56,759	248,036	42,670	125,892	551,339
Other Assets
Derivative instruments	5,362	7,147	3,359	2,552	2,225	7,787	11,636	8,092	-	48,160
Customers’ liabilities under acceptances	9,752	3,461	19	3	-	-	-	-	-	13,235
Other	2,735	625	225	21	2	10	19	5,817	37,355	46,809
Total Other assets	17,849	11,233	3,603	2,576	2,227	7,797	11,655	13,909	37,355	108,204
Total Assets	209,486	50,582	30,642	27,214	27,865	82,828	328,212	164,651	217,719	1,139,199

(Canadian $ in millions)									October 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Liabilities and Equity

Deposits (2) (3)	38,064	44,637	49,626	47,908	48,444	39,992	62,978	16,265	421,564	769,478
Other Liabilities
Derivative instruments	3,370	11,764	4,399	3,814	2,895	7,619	14,092	12,003	-	59,956
Acceptances	9,752	3,461	19	3	-	-	-	-	-	13,235
Securities sold but not yet purchased (4)	40,979	-	-	-	-	-	-	-	-	40,979
Securities lent or sold under repurchase agreements (4)	94,215	6,476	1,046	2,226	-	-	-	-	-	103,963
Securitization and liabilities related to structured entities	14	2,803	1,300	794	1,673	5,136	9,342	6,006	-	27,068
Other	12,143	4,980	101	97	146	872	2,558	5,722	18,713	45,332
Total Other Liabilities	160,473	29,484	6,865	6,934	4,714	13,627	25,992	23,731	18,713	290,533
Subordinated Debt	-	-	-	-	-	-	25	8,125	-	8,150
Total Equity	-	-	-	-	-	-	-	-	71,038	71,038
Total Liabilities and Equity	198,537	74,121	56,491	54,842	53,158	53,619	88,995	48,121	511,315	1,139,199

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)

Deposits totalling $29,966 million as at October 31, 2022, have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

(Canadian $ in millions)									October 31, 2022
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total

Off-Balance Sheet Commitments

Commitments to extend credit (1)	1,932	3,610	10,461	13,373	14,753	38,057	119,430	5,490	-	207,106
Letters of credit (2)	1,680	4,601	4,936	4,662	4,922	2,832	3,680	57	-	27,370
Backstop liquidity facilities	-	585	393	1,438	1,275	3,465	9,189	985	-	17,330
Leases	-	-	-	-	-	3	44	256	-	303
Purchase obligations	27	98	55	55	58	217	309	22	-	841

(1)

Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturities.

BMO Financial Group Third Quarter Report 2023 49

International Exposures

BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country, as well as management of exposures within limits based on product, entity and country of ultimate risk. Our exposure to these regions as at July 31, 2023, is set out in the following table.

On October 26, 2021, OSFI recommended that Canadian Global Systemically Important Banks (G-SIBs) cease country-by-country disclosures of European exposures and begin to disclose sovereign exposures at the regional (continent) level, effective the first quarter of 2022.

The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported as mark-to-market value. Derivatives exposure incorporates transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

Exposure by Region

	As at July 31, 2023													As at April 30, 2023
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives				Total Net Exposure	Total Net Exposure
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Europe (excluding United Kingdom)	406	2,748	-	3,154	514	100	5,005	5,619	281	343	34	658	9,431	8,861
United Kingdom	20	4,823	435	5,278	145	112	736	993	98	512	32	642	6,913	7,925
Latin America	3,172	6,875	-	10,047	2	52	-	54	7	501	11	519	10,620	9,851
Asia-Pacific	2,946	3,331	8	6,285	952	42	3,071	4,065	230	304	108	642	10,992	11,794
Africa and Middle East	893	616	-	1,509	-	-	18	18	-	1	890	891	2,418	1,694
Other (1)	-	5	44	49	-	-	4,091	4,091	-	-	1,389	1,389	5,529	6,137
Total	7,437	18,398	487	26,322	1,613	306	12,921	14,840	616	1,661	2,464	4,741	45,903	46,262

(1)	Primarily exposure to supranational entities.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

50 BMO Financial Group Third Quarter Report 2023

Glossary of Financial Terms

Adjusted Earnings and Measures

Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Revenue – calculated as revenue excluding the impact of certain non-recurring items, and adjusted net revenue is adjusted revenue, net of CCPB.

•	Adjusted Provision for Credit Losses – calculated as provision for credit losses excluding the impact of certain non-recurring items.

•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items.

•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items.

Adjusted Effective Tax Rate is calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.

Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards. Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.

Assets under Administration and Assets under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by assets such as trade receivables and is generally used for short-term financing needs.

Average Annual Total Shareholder Return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.

Average Net Loans and Acceptances is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.

Bail-In Debt is senior unsecured debt subject to the Canadian Bail-In Regime. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the Bail-In Regime if the bank enters resolution.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche offers different terms, interest rates, and risks.

Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.

Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital, which comprises common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions, divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.

Credit and Counterparty Risk is the potential for credit loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts, requiring no initial or little investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.

Dividend yield represents the dividends per common share divided by the closing share price.

Earnings per Share (EPS) is calculated by dividing net income, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 9 of the unaudited interim consolidated financial statements.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is calculated as non-interest expense divided by total revenue on a taxable equivalent basis in the operating groups, expressed as a percentage.

Efficiency Ratio, net of CCPB, is calculated as non-interest expense divided by total revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). The adjusted efficiency ratio, net of CCPB, is calculated in the same manner, utilizing adjusted revenue, net of CCPB, and adjusted non-interest expense.

Environmental and Social Risk is the potential for loss or harm, directly or indirectly, resulting from environmental or social factors that impact BMO or its customers, and BMO’s impact on the environment.

Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act in an orderly market transaction.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards customized contracts transacted in the over-the-counter market. Futures are transacted in standardized

BMO Financial Group Third Quarter Report 2023 51

amounts on regulated exchanges and are subject to daily cash margin requirements.

Gross Impaired Loans and Acceptances (GIL) are calculated as the credit impaired balance of loans and customers’ liability under acceptances.

Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.

Incremental Risk Charge (IRC) complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products held in the trading book with exposure to interest rate risk, measured over a one-year horizon at a 99.9% confidence level.

Insurance Risk is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.

Insurance Revenue, net of CCPB, is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Legal and Regulatory Risk is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual rights; effectively manage disputes; or act in a manner so as to maintain our reputation.

Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.

Leverage Ratio reflects Tier 1 Capital divided by LE.

Liquidity and Funding Risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario prescribed by OSFI.

Market Risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.

Mark-to-Market represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.

Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.

Model Risk is the potential for adverse consequences resulting from decisions that are based on incorrect or misused model results. These adverse consequences can include financial loss, poor business decision-making and damage to reputation.

Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading, is computed in the same manner, excluding trading-related interest income and earning assets.

Net Non-Interest Revenue is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Net Promoter Score (NPS) is the percentage of surveyed customers who would recommend BMO to a friend or colleague. Data is gathered in a survey that uses a 0–10 point scale. “Detractors” are defined as those who provide a rating of 0–6, “Passives” are defined as those who provide a rating of 7 or 8, and “Promoters” are defined as those who provide a rating of 9 or 10. The NPS score is calculated by subtracting the percentage of “Detractors” from the percentage of “Promoters”.

Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with OSFI’s Liquidity Adequacy Requirements Guideline.

Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions (OSFI) Canada is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and non- interest expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted non-interest expense growth rates.

Operating Leverage, net of CCPB, is the difference between revenue, net of CCPB (net revenue), and non-interest expense growth rates. Adjusted net operating leverage is the difference between adjusted revenue, net of CCPB, and adjusted non-interest expense growth rates. The bank evaluates performance using adjusted revenue, net of CCPB.

Operational Non-Financial Risk (ONFR) encompasses a wide range of non-financial risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we fold in our credit or investment portfolios. Examples of these risks include cyber and cloud security risk, technology risk, fraud risk, business continuity risk and human resources risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.

Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Purchased Credit Impaired (PCI) Loans are loans for which the timely collection of interest and principal is no longer reasonably assured. These loans are credit-impaired upon initial recognition.

Pre-Provision, Pre-Tax Earnings (PPPT) is calculated as income before the provision for income taxes and provision for/(recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.

Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on

52 BMO Financial Group Third Quarter Report 2023

impaired loans and a provision for credit losses on performing loans. For more information, refer to the Credit and Counterparty Risk – Provision for Credit Losses and Critical Accounting Estimates and Judgments – Allowance for Credit Losses sections and Note 3 of the unaudited interim consolidated financial statements.

Reputation Risk is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

Risk-Weighted Assets (RWA) are defined as on-balance sheet and off-balance sheet exposures that are risk-weighted based on guidelines established by OSFI. The measure is used for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.

Strategic Risk arises from the possibility that the bank could experience financial loss or other types of harm due to changes in the external business environment and failure to respond effectively to these changes as a result of inaction, inappropriate strategies or poor implementation of strategies. Strategic risk also includes business risk, which arises from the specific business activities of the enterprise, and the effects these could have on its earnings.

Stressed Value at Risk (SVaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.

Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counterparty pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•	Cross-currency interest rate swaps – fixed rate and floating-rate interest payments and principal amounts are exchanged in different currencies. Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•	Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating rate interest payments based on a notional value in a single currency.

•	Total return swaps – one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.

Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to operating segment teb adjustments is reflected in Corporate Services revenue and provision for (recovery) income taxes.

Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.

Tier 1 Capital Ratio reflects Tier 1 Capital divided by risk-weighted assets.

Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.

Total Capital includes Tier 1 and Tier 2 Capital.

Total Capital Ratio reflects Total Capital divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions.

Total Loss Absorbing Capacity (TLAC) Ratio reflects TLAC divided by risk-weighted assets.

Total Loss Absorbing Capacity (TLAC) Leverage Ratio reflects TLAC divided by leverage exposures.

Total Shareholder Return: The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

Trading and Underwriting Market Risk is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.

Trading-Related Revenue includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

BMO Financial Group Third Quarter Report 2023 53

INVESTOR AND MEDIA INFORMATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2022 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 29, 2023, at 7.15 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-952-5114 (toll-free outside Toronto), entering Passcode: 9277737#. A replay of the conference call can be accessed until September 29, 2023, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 4069581#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase
Plan (DRIP)

Average market price as defined under DRIP

May 2023: $113.74

June 2023: $117.72

July 2023: $122.67

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2022 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2022 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2024

The next Annual Meeting of Shareholders will be held on Tuesday, April 16, 2024.

® Registered trademark of Bank of Montreal

82 BMO Financial Group Third Quarter Report 2023